                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-92899

PROSPECTUS

                                2,800,000 SHARES


[LOGO]
                          PROFESSIONAL DETAILING, INC.
                                  COMMON STOCK

                            ------------------------

We are offering 1,399,312 shares and the selling stockholders are offering 1,400,688 shares.

                            ------------------------

Our common stock is listed on the Nasdaq National Market under the symbol "PDII." On January 26, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $28 15/16 per share.

                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                            ------------------------

                               PRICE $28 A SHARE

                            ------------------------

                                                        Underwriting
                                                         Discounts                        Proceeds to
                                         Price to           and          Proceeds to        Selling
                                          Public        Commissions          PDI          Stockholders
                                       ------------     ------------     ------------     ------------
Per Share.........................        $28.00           $1.65            $26.35           $26.35
Total.............................     $78,400,000       $4,620,000      $36,871,871      $36,908,129

We and a selling stockholder have granted the underwriters the right to purchase up to an additional 420,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on February 2, 2000.


                            ------------------------

MORGAN STANLEY DEAN WITTER                               WILLIAM BLAIR & COMPANY


February 1, 2000

                               TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Prospectus Summary............................      3
Risk Factors..................................      8
Special Note Regarding Forward-Looking
  Statements..................................     12
Use of Proceeds...............................     13
Price Range of Our Common Stock...............     13
Dividend Policy...............................     13
Capitalization................................     14
Selected Consolidated Financial Data..........     15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................     17

                                                 PAGE
                                                 ----
Business......................................     24
Management....................................     31
Certain Transactions..........................     36
Principal and Selling Stockholders............     37
Description of Capital Stock..................     38
Underwriters..................................     40
Legal Matters.................................     41
Experts.......................................     41
Where You Can Find More Information About
  Us..........................................     42
Index to Consolidated Financial Statements....    F-1

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares and seeking offers to buy shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

     Unless indicated otherwise, the terms "us," "we," "our" and "PDI" used in this prospectus refer to Professional Detailing, Inc. and its wholly-owned subsidiaries, TVG, Inc. and ProtoCall, Inc.

     Unless indicated otherwise, all industry statistics have been provided to us by IMS America, a healthcare marketing information company.

     Our corporate headquarters are located at 10 Mountainview Road, Upper Saddle River, NJ 07458, and our telephone number is (201) 258-8450.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all the information that is important to you. For a more complete understanding of our business and the shares offered by this prospectus, you should read the entire prospectus, including the consolidated financial statements and accompanying notes, and the risk factors.

                                      PDI

     We are a leading and rapidly growing contract sales organization, or CSO, providing customized product detailing programs and other marketing and promotional services, including professional communication and education services and marketing research and consulting services, to the United States pharmaceutical industry. We have achieved our leadership position in the CSO industry based on 12 years of designing and executing programs for many of the pharmaceutical industry's largest companies, including Abbott, Allergan, Astra-Zeneca, Glaxo Wellcome, Novartis, Pfizer, Procter & Gamble, Rhone-Poulenc Rorer, Hofmann LaRoche and Solvay. These programs have been designed to promote more than 90 different products, including leading prescription medications as well as over-the-counter, or OTC, products, to hospitals, pharmacies and physicians in more than 20 different specialties.

     We are one of the largest CSOs operating in the United States measured by both revenue and number of sales representatives used in programs. From 1995 through 1998 consolidated revenue grew at a compound annual rate of 55.3% and gross profits grew at a compound annual rate of 42.1%. Most of our revenue is derived from designing and executing customized product detailing programs. From 1995 through 1998 revenue from product detailing programs grew at a compound annual rate of 76.1% and gross profits from product detailing programs grew at a compound annual rate of 98.1%. Also, during that period, the number of sales representatives we employed grew from 134 to 1,385. As of December 31, 1999 we employed 2,101 sales representatives, including 433 part-time sales representatives. Whereas none of our sales representatives at January 1, 1995 were full-time employees, 79% of our sales representatives at December 31, 1999 were full-time employees.

     Product detailing involves meeting face-to-face with targeted prescribers to provide a technical review of the product being promoted. CSOs have evolved from providing detailing support for OTC products into a full-service industry handling some of the leading prescription pharmaceutical compounds. Since the early 1990s, the United States pharmaceutical industry has increasingly used CSOs to provide the detailing services to introduce new products, reintroduce older products, supplement existing sales efforts, raise promotional barriers to entry for competitors and demonstrate the incremental sales impact of detailing a particular product.

     According to Scott-Levin Inc., a healthcare marketing information company, United States pharmaceutical companies spent approximately $5.7 billion on product detailing in 1998, which we estimate represented approximately 63% of their total promotional spending. We estimate that revenues for the United States CSO industry increased from approximately $80 million in 1995 to $450 million in 1998 and will be approximately $700 million in 1999. We believe that the CSO industry will continue to grow because of increasing unit sales of pharmaceutical products and because pharmaceutical companies are focused on maximizing their return on research and development expenditures, reducing fixed costs and maintaining sales force flexibility.

COMPETITIVE STRENGTHS

     Our competitive strengths include the following:

     o Reputation as a high-quality, results-oriented provider of product detailing programs. We believe that we are known in the pharmaceutical industry as a high-quality, results-oriented provider of product detailing services. This reputation is based on our "blue chip" client base and our successes in executing product detailing programs.

     o Ability to quickly and efficiently deploy a highly motivated sales force. We have repeatedly demonstrated an ability to recruit, hire, train and deploy large sales forces quickly. As an example, we recently built a new 300-person sales force in four weeks.

     o Success in designing customized product detailing programs. Each program that we design is customized to meet the particular needs of the client relating to the product being promoted.

     o Ability to manage multiple large and complex programs. Our experienced and highly capable management team is adept at managing many programs simultaneously. We also have an organizational structure that, we believe, promotes speed and efficiency in designing and executing product detailing programs.

GROWTH STRATEGY

     Our primary objective is to enhance our leadership position in the growing CSO industry and to become the premier supplier of product detailing programs and other marketing and promotional services to the pharmaceutical industry. Our growth strategy emphasizes:

     o Strengthening and broadening our relationships with our existing clients. We will continue to focus on expanding and broadening our relationships with our existing clients.

     o Expanding our selling efforts to capture new clients. We have recently created a new business development team that is specifically focused on generating business from pharmaceutical companies with which we do not currently have relationships.

     o Providing additional services to our clients. We are expanding the scope and type of marketing and promotional services that we offer to our clients both by developing new services internally and through acquisitions.

     o Pursuing strategic acquisitions. We continually explore opportunities to acquire companies or businesses that may enhance our ability to provide customized product detailing programs, expand the scope of our service offerings, expand our client base or facilitate our entry into new markets.

     o Expanding into other segments of the pharmaceutical industry. In particular, we believe that emerging pharmaceutical companies and biotechnology companies present a significant growth opportunity.

     o Entering new geographic markets. Currently, all of our business is in the United States. We may seek to capitalize on opportunities that exist in other geographic markets, particularly Europe.

RECENT DEVELOPMENTS

     In May 1999 we acquired 100% of the capital stock of TVG in a merger transaction. TVG provides brand marketing strategy, product profiling, positioning, message development services, and a broad spectrum of promotional and educational communications programs, including dinner meetings, symposia, teleconferences and on-site hospital programs. In August 1999 we acquired substantially all of the operating assets of ProtoCall, LLC, a leading provider of syndicated contract sales services to the pharmaceutical industry. In a syndicated product detailing program, a single sales representative details non-competing products of multiple manufacturers during a meeting with a targeted prescriber. The acquisition of the ProtoCall business adds a syndicated sales force option to our product detail offerings, expanding the scope and flexibility of the high-quality services that we can provide to our clients.

                                  THE OFFERING

Common stock offered by:

  PDI.....................................  1,399,312 shares

  Selling stockholders....................  1,400,688 shares
     Total................................  2,800,000 shares
Common stock to be outstanding after this
  offering................................  13,372,753 shares

Over-allotment option.....................  210,000 shares of common stock to be sold by us and 210,000 shares of common stock to be sold by a selling stockholder

Use of Proceeds...........................  Working capital for expanding our business, investing in infrastructure, acquiring other companies and other general corporate purposes. See "Use of Proceeds."

Nasdaq National Market symbol.............  PDII

     Common stock outstanding after this offering is calculated based on 11,973,441 shares outstanding as of December 31, 1999.

     The total number of shares that will be outstanding after this offering does not include:

      o 637,173 shares issuable upon exercise of options outstanding at December 31, 1999 having a weighted average exercise price of $19.19 per share; and

      o 79,174 shares reserved for future grants under our stock option plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth a summary of our audited consolidated financial data. The data does not present all of our consolidated financial information. Our summary consolidated financial data as of and for the years ended December 31, 1996, 1997 and 1998 are derived from our audited consolidated financial statements and the accompanying notes. Our summary consolidated financial data as of and for the nine month periods ended September 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements that we have prepared in accordance with generally accepted accounting principles and which, in our opinion, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly our financial position and results of operations for those periods. Interim results do not necessarily indicate the results that you can expect for any other interim period or for the full year. Our consolidated financial information reflects our acquisition of TVG in May 1999, which was accounted for as a pooling of interests. You should read this summary information together with our consolidated financial statements and the notes to those statements and the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are included in this prospectus.


     As a result of our interpretation of recent accounting guidance from the Securities and Exchange Commission, on February 1, 2000, we determined to make accounting presentation changes to exclude from revenues and program expenses amounts for which we receive direct reimbursement from our clients. The revenues and program expenses for the nine months ended September 30, 1999 presented below each reflect the exclusion of approximately $5.6 million of such amounts.



                                                                                                   NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                                ------------------------------    -------------------
                                                                 1996       1997        1998       1998        1999
                                                                -------    -------    --------    -------    --------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue, net.................................................   $49,090    $75,243    $119,421    $83,504    $124,443
Program expenses.............................................    35,738     55,854      87,840     59,542      93,048
                                                                -------    -------    --------    -------    --------
Gross profit.................................................    13,352     19,389      31,581     23,962      31,395
Compensation expense.........................................     8,519     12,021      15,779     11,889      13,634
Bonus to majority stockholder................................     1,500      2,243          --         --          --
Stock grant expense..........................................        --      4,470          --         --          --
Other general, selling and administrative expenses...........     3,509      4,749       6,546      4,381       5,914
Acquisition and related expenses.............................        --         --          --         --       1,741
                                                                -------    -------    --------    -------    --------
Total general, selling and administrative expenses...........    13,528     23,483      22,325     16,270      21,289
                                                                -------    -------    --------    -------    --------
Operating income (loss)......................................      (176)    (4,094)      9,256      7,692      10,106
Other income, net............................................       275        376       2,273      1,410       2,505
                                                                -------    -------    --------    -------    --------
Income (loss) before provision for income taxes..............        99     (3,718)     11,529      9,102      12,611
Provision for income taxes...................................       208        126       1,691        969       5,063
                                                                -------    -------    --------    -------    --------
Net income (loss)............................................   $  (109)   $(3,844)   $  9,838    $ 8,133    $  7,548
                                                                -------    -------    --------    -------    --------
                                                                -------    -------    --------    -------    --------
Basic net income (loss) per share............................   $  (.01)   $  (.44)   $    .92    $   .79    $    .63
                                                                -------    -------    --------    -------    --------
                                                                -------    -------    --------    -------    --------
Diluted net income (loss) per share..........................   $  (.01)   $  (.44)   $    .91    $   .78    $    .62
                                                                -------    -------    --------    -------    --------
                                                                -------    -------    --------    -------    --------
Basic weighted average number of shares outstanding..........     9,064      8,730      10,684     10,264      11,954
                                                                -------    -------    --------    -------    --------
                                                                -------    -------    --------    -------    --------
Diluted weighted average number of shares outstanding........     9,064      8,730      10,814     10,379      12,171
                                                                -------    -------    --------    -------    --------
                                                                -------    -------    --------    -------    --------

     Both we and TVG were S corporations during a portion or all of the periods presented and, therefore, were not subject to Federal corporate income taxes and were not required to pay state income taxes at the regular corporate rates. The following pro forma data assumes that, during the periods presented, we were subject to Federal and state income taxes at the regular corporate tax rates.

PRO FORMA DATA:

                                                                                              NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                           ------------------------------    -------------------
                                                            1996       1997        1998       1998        1999
                                                           -------    -------    --------    -------    --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Income (loss) before pro forma provision for income
  taxes.................................................   $    99    $(3,718)   $ 11,529    $ 9,102    $ 12,611
Pro forma provision for income taxes....................        40         --       4,611      3,641       5,741
                                                           -------    -------    --------    -------    --------
Pro forma net income (loss).............................   $    59    $(3,718)   $  6,918    $ 5,461    $  6,870
                                                           -------    -------    --------    -------    --------
                                                           -------    -------    --------    -------    --------
Pro forma basic net income (loss) per share.............   $   .01    $  (.43)   $    .65    $   .53    $    .57
                                                           -------    -------    --------    -------    --------
                                                           -------    -------    --------    -------    --------
Pro forma diluted net income (loss) per share...........   $   .01    $  (.43)   $    .64    $   .53    $    .56
                                                           -------    -------    --------    -------    --------
                                                           -------    -------    --------    -------    --------
Basic weighted average number of shares outstanding.....     9,064      8,730      10,684     10,264      11,954
                                                           -------    -------    --------    -------    --------
                                                           -------    -------    --------    -------    --------
Diluted weighted average number of shares outstanding...     9,064      8,730      10,814     10,379      12,171
                                                           -------    -------    --------    -------    --------
                                                           -------    -------    --------    -------    --------

     The following table sets forth operating data relating to our product detailing programs.

OTHER OPERATING DATA:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                        --------------------------
                                                                                         1996      1997      1998
                                                                                        ------    ------    ------
Number of detail programs............................................................       13        15        20
Number of detail clients.............................................................        8        12        13
Average size of detail program (000's)...............................................   $2,539    $3,645    $5,054
Number of sales representatives used in detail programs at end of period:
  Full-time..........................................................................       33       529     1,143
  Part-time..........................................................................      691       401       242
                                                                                        ------    ------    ------
       Total.........................................................................      724       930     1,385
                                                                                        ------    ------    ------
                                                                                        ------    ------    ------

CONSOLIDATED BALANCE SHEET DATA:

     The following as adjusted balance sheet data as of September 30, 1999 gives effect to our receipt of the estimated net proceeds from the issuance and sale of 1,399,312 shares of common stock offered by us in this offering, after deducting the underwriting discounts and commissions and other estimated offering expenses we will pay, as well as the repayment of a $1.4 million loan by our president and chief executive officer, Charles T. Saldarini.

                                                                                              AS OF SEPTEMBER 30,
                                                                                                      1999
                                                                                             ----------------------
                                                                                             ACTUAL     AS ADJUSTED
                                                                                             -------    -----------
                                                                                                 (IN THOUSANDS)
Cash and cash equivalents.................................................................   $58,266     $  95,816
Working capital...........................................................................    50,151        87,701
Total assets..............................................................................    87,122       124,672
Total long-term debt......................................................................        --            --
Stockholders' equity......................................................................    57,719        95,269

                                  RISK FACTORS

     You should carefully consider the following risks, which are not listed in order of priority, before making an investment decision. The risks described below are not the only ones that we face. Our business, operating results or financial condition could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. You should also refer to the other information included in this prospectus.

IF THE PHARMACEUTICAL INDUSTRY DOES NOT CONTINUE TO USE, OR FAILS TO INCREASE ITS USE OF, THIRD PARTY SERVICE ORGANIZATIONS TO MARKET AND PROMOTE ITS PRODUCTS, OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     We generate substantially all of our revenue from providing product detailing services to pharmaceutical companies. We have benefited from the growing trend of pharmaceutical companies to outsource marketing and promotional programs. We cannot be certain that this trend will continue. For example, the growth in outsourcing is driven, in part, by the growth in the number of pharmaceutical products developed over the last few years. However, recently there has been a decrease in the number of new ethical compounds coming to market. If this trend continues, pharmaceutical companies may reduce their outsourcing programs. Furthermore, the trend in the pharmaceutical industry toward consolidation, by merger or otherwise, may result in a reduction in the use of CSOs. A significant change in the direction of the outsourcing trend generally, or a trend in the pharmaceutical industry not to use, or to reduce the use of, outsourced marketing services, such as those we provide, would have a material adverse effect on our business.

A DECREASE IN MARKETING OR PROMOTIONAL EXPENDITURES BY THE PHARMACEUTICAL INDUSTRY AS A RESULT OF PRIVATE INITIATIVES, GOVERNMENT REFORM OR OTHERWISE, COULD HAVE AN ADVERSE AFFECT ON OUR BUSINESS.

     Our business, financial condition and results of operations depend on marketing and promotional expenditures by pharmaceutical companies for their products. Because we generate substantially all of our revenue from product detailing programs, unfavorable developments in the pharmaceutical industry could adversely affect our business. These developments could include reductions in expenditures for marketing and promotional activities or a shift in marketing focus away from product detailing. Promotional, marketing and sales expenditures by pharmaceutical companies could also be negatively impacted by government reform or private market initiatives intended to reduce the cost of pharmaceutical products or by government, medical association or pharmaceutical industry initiatives designed to regulate the manner in which pharmaceutical companies promote their products.

MOST OF OUR REVENUE IS DERIVED FROM A LIMITED NUMBER OF CLIENTS, THE LOSS OF ANY ONE OF WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     Our revenue and profitability are highly dependent on our relationships with a limited number of large pharmaceutical companies. In 1995, our four largest clients accounted for approximately 27%, 11%, 8% and 7%, respectively, or a total of 53% of our revenue. In 1996, our four largest clients accounted for approximately 22%, 19%, 12% and 12%, respectively, or a total of 65%, of our revenue. In 1997, our four largest clients accounted for approximately 20%, 20%, 16% and 9%, respectively, or a total of 65%, of our revenue. In 1998, our four largest clients accounted for approximately 27%, 26%, 21% and 6%, respectively, or a total of 80%, of our revenue. For the nine months ended September 30, 1999, our four largest clients accounted for approximately 81% of our revenue. We are likely to continue to experience a high degree of client concentration, particularly if there is further consolidation within the pharmaceutical industry. The loss or a significant reduction of business from any of our major clients could have a material adverse effect on our business and results of operations.

OUR CONTRACTS ARE SHORT-TERM AGREEMENTS AND ARE SUBJECT TO CANCELLATION AT ANY TIME, WHICH MAY RESULT IN LOST REVENUE AND ADDITIONAL COSTS AND EXPENSES.

     Our contracts are generally for a term of one year and may be terminated by the client at any time for any reason. The termination of a contract by one of our major clients would not only result in lost revenue, but may cause us to incur additional costs and expenses. For example, all of our sales representatives are employees rather than independent contractors. Accordingly, upon termination of a contract, unless we can immediately transfer the related sales force to a new program, we either must continue to compensate those employees, without realizing any related revenue, or terminate their employment. If we terminate their employment, we may incur significant expenses relating to their termination.

WE MAY LOSE MONEY ON FIXED-FEE CONTRACTS AND PERFORMANCE-BASED CONTRACTS.

     Substantially all of our contracts are fixed fee arrangements. We also enter into some contracts in which a portion of our fees are contingent on meeting performance objectives. Finally, we are exploring the possibility of entering into contracts under which we may share the costs of a detailing program with the client in exchange for a contingent fee based on the future sales of the product being promoted or some other performance based criteria. Accordingly, if we underestimate the costs associated with the services to be provided under a particular contract, or if there are unanticipated increases in our operating or administrative expenses, or if we fail to meet certain performance objectives, or if we incorrectly assess the market potential of a particular product, the margins on that contract and our overall profitability may be adversely affected.

OUR QUARTERLY REVENUES AND OPERATING RESULTS MAY VARY WHICH MAY CAUSE THE PRICE OF OUR COMMON STOCK TO FLUCTUATE.

     Our quarterly operating results may vary as a result of a number of factors, including:

     o the commencement, delay, cancellation or completion of programs;

     o the mix of services provided;

     o the timing and amount of expenses for implementing new programs and services;

     o the accuracy of estimates of resources required for ongoing programs;

     o uncertainty related to compensation based on achieving performance benchmarks;

     o the timing and integration of acquisitions;

     o changes in regulations related to pharmaceutical companies; and

     o general economic conditions.

     In addition, generally, we recognize revenue as services are performed, while program costs, other than training costs, are expensed as incurred. As a result, during the first two to three months of a new contract, we may incur substantial expenses associated with staffing that new program without recognizing any revenue under that contract. This could have an adverse impact on our operating results and the price of our common stock for the quarters in which these expenses are incurred.

     We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. Fluctuations in quarterly results could adversely affect the market price of our common stock in a manner unrelated to our long term operating performance.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND OUR FAILURE TO ADDRESS COMPETITIVE DEVELOPMENTS PROMPTLY WILL LIMIT OUR ABILITY TO RETAIN AND INCREASE OUR MARKET SHARE.

     Traditionally, our primary competitors were the in-house sales and marketing departments of pharmaceutical companies and other CSOs, such as Innovex, a subsidiary of Quintiles Transnational, the various sales and marketing affiliates of Ventiv Health (formerly, Snyder Communications) and Nelson Professional Sales, a division of Nelson Communications, Inc. However, there are relatively few barriers to entry in the CSO industry and, as the CSO industry continues to evolve, new competitors are likely to emerge. For example, recently, two major wholesale drug distributors have begun to provide product detailing services. Many of our current and potential competitors are larger than we are and have substantially greater capital, personnel and other resources than we have. Increased competition may lead to price and other forms of competition that could have a material adverse effect on our market share, business and results of operations.

     As a result of competitive pressures, various organizations providing services to the pharmaceutical industry are consolidating and are becoming targets of global organizations. This trend is likely to produce increased competition for clients. In addition, if the trend in the pharmaceutical industry towards consolidation continues, pharmaceutical companies may have excess in-house sales force capacity and they may, as a result, reduce or eliminate their use of CSOs or choose to award their product detailing and other marketing and promotional programs to organizations that can provide a broader range of services. Although we intend to monitor industry trends and respond appropriately, we may not be able to anticipate and successfully respond to such trends.

OUR BUSINESS WILL SUFFER IF WE FAIL TO ATTRACT AND RETAIN EXPERIENCED SALES REPRESENTATIVES.

     The success and growth of our business depends on our ability to attract and retain qualified and experienced pharmaceutical sales representatives. There is intense competition for experienced pharmaceutical sales representatives from competing CSOs and pharmaceutical companies. On occasion our clients have hired the sales representatives that we trained to detail its products. We cannot be certain that we can continue to attract and retain qualified personnel. If we cannot attract, retain and motivate qualified sales personnel, we will not be able to expand our business and our ability to perform under our existing contracts will be impaired.

OUR BUSINESS WILL SUFFER IF WE LOSE CERTAIN KEY MANAGEMENT PERSONNEL.

     The success of our business also depends on our ability to attract, retain and motivate qualified senior management, financial and administrative personnel who are in high demand and who often have multiple employment options. Currently, we depend on a number of our senior executives, including Charles T. Saldarini, our president and chief executive officer; Steven K. Budd, our chief operating officer; and Bernard C. Boyle, our chief financial officer. The loss of the services of any one or more of these executives could have a material adverse effect on our business, financial condition and results of operations. Except for a $5 million key-man life insurance policy on the life of Mr. Saldarini and a $3 million policy on the life of Mr. Budd, we do not maintain and do not contemplate obtaining insurance policies on any of our employees.

GOVERNMENT OR PRIVATE INITIATIVES TO REDUCE HEALTHCARE COSTS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE PHARMACEUTICAL INDUSTRY AND ON US.

     The primary trend in the United States healthcare industry is toward cost containment. Comprehensive government healthcare reform intended to reduce healthcare costs, the growth of total healthcare expenditures and expand healthcare coverage for the uninsured have been proposed in the past and may be considered again in the near future. Implementation of government healthcare reform may adversely affect promotional and marketing expenditures by pharmaceutical companies, which could decrease the business opportunities available to us. In addition, the increasing use of managed care, centralized purchasing decisions, consolidations among and integration of healthcare providers are continuing to affect purchasing and usage patterns in the healthcare system. Decisions regarding the use of pharmaceutical products are increasingly being consolidated into group purchasing organizations, regional integrated delivery systems and similar organizations and are becoming more economically focused, with decision makers taking into account the cost of the product and whether a product reduces the cost of treatment. Significant cost containment initiatives adopted by government or private entities could have a material adverse effect on our business.

OUR FAILURE, OR THAT OF OUR CLIENTS, TO COMPLY WITH APPLICABLE HEALTHCARE REGULATIONS COULD LIMIT, PROHIBIT OR OTHERWISE ADVERSELY IMPACT OUR BUSINESS ACTIVITIES.

     Various laws, regulations and guidelines promulgated by government, industry and professional bodies affect, among other matters, the provision, licensing, labeling, marketing, promotion, sale and distribution of healthcare services and products, including pharmaceutical products. In particular, the healthcare industry is subject to various Federal and state laws pertaining to healthcare fraud and abuse, including prohibitions on the payment or acceptance of kickbacks or other remuneration in return for the purchase or lease of products that are paid for by Medicare or Medicaid. Sanctions for violating these laws include civil and criminal fines and penalties and possible exclusion from Medicare, Medicaid and other Federal healthcare programs. Although we believe our current business arrangements do not violate these Federal and state fraud and abuse laws, we cannot be certain that our business practices will not be challenged under these laws in the future or that a challenge would not have a material adverse effect on our business, financial condition and results of operations. Our failure, or the failure of our clients, to comply with these laws, regulations and guidelines, or any change in these laws, regulations and guidelines may, among other things, limit or prohibit our business activities or those of our clients, subject us or our clients to adverse publicity, increase the cost of regulatory compliance or subject us or our clients to monetary fines or other penalties.

THE COSTS AND DIFFICULTIES OF ACQUIRING AND INTEGRATING NEW BUSINESSES COULD IMPEDE OUR FUTURE GROWTH AND ADVERSELY AFFECT OUR COMPETITIVENESS.

     As part of our growth strategy, we constantly evaluate new acquisition opportunities. Acquisitions involve numerous risks and uncertainties, including:

     o the difficulty of identifying appropriate acquisition candidates;

     o the difficulty integrating the operations and products and services of the acquired companies;

     o the expenses incurred in connection with the acquisition and subsequent integration of operations and products and services;

     o the impairment of relationships with employees, customers or vendors as a result of changes in management and ownership;

     o the diversion of management's attention from other business concerns; and

     o the potential loss of key employees or customers of the acquired company.

     Acquisitions of companies outside the United States also may involve the following additional risks:

     o assimilating differences in international business practices;

     o overcoming language differences;

     o exposure to currency fluctuations;

     o difficulties in complying with a variety of foreign laws;

     o unexpected changes in regulatory requirements;

     o difficulties in staffing and managing foreign operations; and

     o potentially adverse tax consequences.

     We may be unable to successfully identify, complete or integrate any future acquisitions, and acquisitions that we complete may not contribute favorably to our operations and future financial condition. We may also face increased competition for acquisition opportunities, which may inhibit our ability to consummate suitable acquisitions on favorable terms.

OUR MAJOR STOCKHOLDER WILL CONTINUE TO HAVE EFFECTIVE CONTROL OF US AFTER THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL THAT STOCKHOLDERS MAY BELIEVE WILL IMPROVE MANAGEMENT.

     Following completion of this offering, John P. Dugan, our chairman, will beneficially own approximately 40.0% (or 37.8% if the over-allotment option is exercised in full) of our outstanding common stock (excluding shares issuable upon the exercise of options). As a result, Mr. Dugan will be able to exercise substantial control over the election of all of our directors, and to determine the outcome of most corporate actions requiring stockholder approval, including a merger with or into another company, the sale of all or substantially all of our assets and amendments to our certificate of incorporation.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     Our certificate of incorporation and bylaws include certain provisions, such as three classes of directors, which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions may render the removal of our directors and management more difficult and adversely affect the price of our common stock. In addition, our certificate of incorporation authorizes the issuance of "blank check" preferred stock. This provision could have the effect of delaying, deterring or preventing a future takeover or a change in control, unless the takeover or change in control is approved by our board of directors, even though the transaction might offer our stockholders an opportunity to sell their shares at a price above the current market price.

THE MARKET PRICE OF OUR COMMON STOCK IS, AND MAY CONTINUE TO BE, VOLATILE, WHICH COULD RESULT IN LOSSES FOR INVESTORS PURCHASING OUR SHARES.

     The market price of our common stock has fluctuated and is likely to continue to fluctuate in the future. In addition, the stock market in general, and many companies in our sector in particular, have experienced wide fluctuations that may or may not be related to their operating performance. In addition to the risks described above, the following factors could affect the market price of our common stock:

     o announcements of new services or service enhancements or acquisitions by our competitors;

     o technological innovations by our competitors;

     o changes in earnings estimates or buy/sell recommendations by analysts;

     o the operating and stock price performance of comparable companies;

     o future sales of common stock by us or our major stockholders to the public; and

     o general economic and market conditions or market conditions specific to particular industries.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our stockholders. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations, financial position and the price of our common stock.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the 1,399,312 shares of common stock offered by us in this offering will be approximately $36.1 million after deducting the underwriting discounts and commissions and other estimated offering expenses to be paid by us ($41.7 million if the underwriters' over-allotment option is exercised in full). In addition, our president and chief executive officer, Charles T. Saldarini, will repay the entire amount of an outstanding loan, in the amount of $1.4 million, due to us with the proceeds he receives from his sale of shares in this offering. We intend to use the net proceeds and the proceeds from the repayment of the loan for working capital and general corporate purposes, including acquisitions, to fund the further expansion of our business. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

     Pending utilization of the net proceeds of the offering, we intend to invest the proceeds in short-term, interest-bearing, investment grade obligations.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock is quoted on the Nasdaq Stock Market under the symbol "PDII." The following table sets forth, for each of the periods indicated, the high and low closing sale prices per share as reported on the Nasdaq National Market since trading commenced on May 19, 1998.

                                                                                      HIGH        LOW
                                                                                     -------    -------
1998
  Second quarter..................................................................   $27.875    $19.250
  Third quarter...................................................................    28.000     17.000
  Fourth quarter..................................................................    28.250     20.750

1999
  First quarter...................................................................    36.000     23.375
  Second quarter..................................................................    32.000     22.750
  Third quarter...................................................................    33.875     24.750
  Fourth quarter..................................................................    31.625     24.875

2000
  First quarter (through January 26)..............................................    30.000     27.000

     For a recent closing sale price of our common stock, please see the cover page of this prospectus.

                                DIVIDEND POLICY

     We have not paid any dividends and do not intend to pay any dividends in the future. Future earnings, if any, will be used to finance the future growth of our business. Future dividends, if any, will be determined by our board of directors.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999 on an actual basis and on an as adjusted basis after giving effect to our receipt of the net proceeds from the sale of 1,399,312 shares of common stock offered by us in this offering and after deducting the underwriting discounts and commissions and other estimated offering expenses to be paid by us, as well as the repayment of a $1.4 million loan by our president and chief executive officer, Charles T. Saldarini. You should read the information in this table together with the "Use of Proceeds," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and our financial statements and the accompanying notes included in this prospectus.

                                                                                    AS OF SEPTEMBER 30,
                                                                                            1999
                                                                                   ----------------------
                                                                                   ACTUAL     AS ADJUSTED
                                                                                   -------    -----------
                                                                                       (IN THOUSANDS)
Long-term debt, less current portion............................................   $    --      $    --
                                                                                   -------      -------
                                                                                   -------      -------

Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued
     and outstanding............................................................   $    --      $    --
  Common stock, $.01 par value, 30,000,000 shares authorized; 11,970,831 issued
     and outstanding; 13,370,143 issued and outstanding, as adjusted............       120          134
  Additional paid-in capital....................................................    47,219       83,327
  Retained earnings.............................................................    11,774       11,774
  Accumulated other comprehensive income........................................        56           56
  Deferred compensation.........................................................       (22)         (22)
  Loan to officer...............................................................    (1,428)          --
                                                                                   -------      -------
     Total stockholders' equity.................................................    57,719       95,269
                                                                                   -------      -------
       Total capitalization.....................................................   $57,719      $95,269
                                                                                   -------      -------
                                                                                   -------      -------

     The total number of shares outstanding after this offering do not include:

          o 420,000 shares to be issued in the event the underwriters' over-allotment option is exercised in full;

          o 637,173 shares issuable upon exercise of outstanding options at December 31, 1999 having a weighted average exercise price of $19.19 per share; and

          o 79,174 shares reserved for future grants under our stock option plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below as of and for the years ended December 31, 1995, 1996, 1997 and 1998 are derived from our audited consolidated financial statements and the accompanying notes. Our consolidated financial statements for each of the periods presented reflects our acquisition of TVG in May 1999, which was accounted for as a pooling of interests. Consolidated balance sheets at December 31, 1997 and 1998 and consolidated statements of operations, stockholders' equity and cash flows for the three years ended December 31, 1996, 1997 and 1998 and the accompanying notes are included in this prospectus and have been audited by PricewaterhouseCoopers LLP, independent accountants, in reliance on the audit reports issued to TVG by Grant Thornton LLP for 1997 and 1998 and by Arthur Andersen LLP for 1996. Our audited consolidated balance sheets at December 31, 1995 and 1996 and our consolidated statements of operations, stockholder's equity and cash flows for the year ended December 31, 1995 are not included in this prospectus but have been audited by PricewaterhouseCoopers LLP in reliance on audit reports issued to TVG by Arthur Andersen LLP. The selected consolidated financial data as of and for the nine month periods ended September 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles and which, in our opinion, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly our financial position and results of operations for those periods. Interim results do not necessarily indicate the results that you can expect for any other interim period or for the full year.

     The selected financial data set forth below should be read together with, and are qualified by reference to, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and our audited consolidated financial statements and accompanying notes included in this prospectus.


     As a result of our interpretation of recent accounting guidance from the Securities and Exchange Commission, on February 1, 2000, we determined to make accounting presentation changes to exclude from revenues and program expenses amounts for which we receive direct reimbursement from our clients. The revenues and program expenses for the nine months ended September 30, 1999 presented below each reflect the exclusion of approximately $5.6 million of such amounts.


CONSOLIDATED STATEMENTS OF OPERATIONS DATA:


                                                                                                   NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                                     -----------------------------------------    -------------------
                                                      1995       1996       1997        1998       1998        1999
                                                     -------    -------    -------    --------    -------    --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue, net......................................   $31,861    $49,090    $75,243    $119,421    $83,504    $124,443
Program expenses..................................    20,860     35,738     55,854      87,840     59,542      93,048
                                                     -------    -------    -------    --------    -------    --------
Gross profit......................................    11,001     13,352     19,389      31,581     23,962      31,395
Compensation expense..............................     8,012      8,519     12,021      15,779     11,889      13,634
Bonus to majority stockholder.....................       425      1,500      2,243          --         --          --
Stock grant expense...............................        --         --      4,470          --         --          --
Other general, selling and administrative
  expenses........................................     3,090      3,509      4,749       6,546      4,381       5,914
Acquisition and related expenses..................        --         --         --          --         --       1,741
                                                     -------    -------    -------    --------    -------    --------
Total general, selling and administrative
  expenses........................................    11,527     13,528     23,483      22,325     16,270      21,289
                                                     -------    -------    -------    --------    -------    --------
Operating income (loss)...........................      (526)      (176)    (4,094)      9,256      7,692      10,106
Other income, net.................................       219        275        376       2,273      1,410       2,505
                                                     -------    -------    -------    --------    -------    --------
Income (loss) before provision for income taxes...      (307)        99     (3,718)     11,529      9,102      12,611
Provision for income taxes........................       154        208        126       1,691        969       5,063
                                                     -------    -------    -------    --------    -------    --------
Net income (loss).................................   $  (461)   $  (109)   $(3,844)   $  9,838    $ 8,133    $  7,548
                                                     -------    -------    -------    --------    -------    --------
                                                     -------    -------    -------    --------    -------    --------
Basic net income (loss) per share.................   $  (.05)   $  (.01)   $  (.44)   $    .92    $   .79    $    .63
                                                     -------    -------    -------    --------    -------    --------
                                                     -------    -------    -------    --------    -------    --------
Diluted net income (loss) per share...............   $  (.05)   $  (.01)   $  (.44)   $    .91    $   .78    $    .62
                                                     -------    -------    -------    --------    -------    --------
                                                     -------    -------    -------    --------    -------    --------
Basic weighted average number of shares
  outstanding.....................................     9,058      9,064      8,730      10,684     10,264      11,954
                                                     -------    -------    -------    --------    -------    --------
                                                     -------    -------    -------    --------    -------    --------
Diluted weighted average number of shares
  outstanding.....................................     9,058      9,064      8,730      10,814     10,379      12,171
                                                     -------    -------    -------    --------    -------    --------
                                                     -------    -------    -------    --------    -------    --------

     Both we and TVG were S corporations during a portion or all of the periods presented and, therefore, were not subject to Federal corporate income taxes and were not required to pay state income taxes at the regular corporate rates. The following pro forma data assumes that, during the periods presented, we were subject to Federal and state income taxes at the regular corporate tax rates.

PRO FORMA DATA:

                                                                                              NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                                 -----------------------------------------    ------------------
                                                  1995       1996       1997        1998       1998       1999
                                                 -------    -------    -------    --------    -------    -------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Income (loss) before pro forma provision for
  (benefit from) income taxes.................   $  (307)   $    99    $(3,718)   $ 11,529    $ 9,102    $12,611
Pro forma provision for income taxes..........        --         40         --       4,611      3,641      5,741
                                                 -------    -------    -------    --------    -------    -------
Pro forma net income (loss)...................   $  (307)   $    59    $(3,718)   $  6,918    $ 5,461    $ 6,870
                                                 -------    -------    -------    --------    -------    -------
                                                 -------    -------    -------    --------    -------    -------
Pro forma basic net income (loss)
  per share...................................   $  (.03)   $   .01    $  (.43)   $    .65    $   .53    $   .57
                                                 -------    -------    -------    --------    -------    -------
                                                 -------    -------    -------    --------    -------    -------
Pro forma diluted net income (loss) per
  share.......................................   $  (.03)   $   .01    $  (.43)   $    .64    $   .53    $   .56
                                                 -------    -------    -------    --------    -------    -------
                                                 -------    -------    -------    --------    -------    -------
Basic weighted average number of shares
  outstanding.................................     9,058      9,064      8,730      10,684     10,264     11,954
                                                 -------    -------    -------    --------    -------    -------
                                                 -------    -------    -------    --------    -------    -------
Diluted weighted average number of shares
  outstanding.................................     9,058      9,064      8,730      10,814     10,379     12,171
                                                 -------    -------    -------    --------    -------    -------
                                                 -------    -------    -------    --------    -------    -------

     The following table sets forth operating data relating to our product detailing programs.

OTHER OPERATING DATA:

                                                                                    YEARS ENDED DECEMBER 31,
                                                                              ------------------------------------
                                                                               1995      1996      1997      1998
                                                                              ------    ------    ------    ------
Number of detail programs...................................................      10        13        15        20
Number of detail clients....................................................       7         8        12        13
Average size of detail program (000's)......................................  $1,850    $2,539    $3,645    $5,054
Number of sales representatives used in detail programs at end of period:
  Full-time.................................................................      --        33       529     1,143
  Part-time.................................................................     419       691       401       242
                                                                              ------    ------    ------    ------
                                                                              ------    ------    ------    ------
     Total..................................................................     419       724       930     1,385
                                                                              ------    ------    ------    ------
                                                                              ------    ------    ------    ------

CONSOLIDATED BALANCE SHEET DATA:

                                                                                                          AS OF
                                                                     AS OF DECEMBER 31,               SEPTEMBER 30,
                                                           ---------------------------------------    -------------
                                                            1995      1996       1997       1998         1999
                                                           ------    -------    -------    -------    -------------
                                                                                (IN THOUSANDS)
Cash and cash equivalents...............................   $2,513    $ 3,658    $ 7,762    $56,989       $58,266
Working capital.........................................    1,229        307        584     47,048        50,151
Total assets............................................   12,593     15,805     21,868     77,390        87,122
Total long-term debt....................................       --         --         --         --            --
Stockholders' equity....................................    2,110      1,297      1,647     50,365        57,719

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read together with our financial statements and the accompanying notes included elsewhere in this prospectus and contains trend analysis and other forward-looking statements that involve substantial risks and uncertainties. Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading and rapidly growing contract sales organization, providing product detailing programs and other marketing and promotional services to the United States pharmaceutical industry. Most of our business involves designing and executing customized product detailing programs for both prescription and OTC products. We utilize a variety of contract structures with our clients for these programs. The terms of our product detailing contracts range from 12 to 27 months. Generally, all of our contracts provide for a fee to be paid to us based on our ability to deliver a specified package of services. We may be entitled to additional fees based upon the success of the program. We may also be subject to penalties for failing to meet the stated minimum benchmarks, such as number of sales representatives or number of calls.

     Most contracts can be terminated by the client for any reason on 30 to 90 days notice and may also be terminated for cause if we fail to meet the stated performance benchmarks. Many of our contracts provide for the client to pay us a termination fee if a contract is terminated without cause. These penalties may not act as an adequate deterrent to the termination of any contract and may not offset the revenue that we could have earned under the contract had it not been terminated or reimburse us for the costs that we may incur as a result of its termination. The loss or termination of a large contract or of multiple contracts could adversely affect our future revenue and profitability. To date, no programs have been terminated for cause.

REVENUE AND PROGRAM EXPENSES

     Historically, we have derived a significant portion of our revenue from a limited number of major clients. In 1995, 1996, 1997 and 1998, our four largest clients accounted for approximately 53%, 65%, 65% and 80%, respectively, of our revenue. This increase in client concentration reflects our expanding relationship with our largest clients. Concentration of business in the CSO industry is common and we believe that pharmaceutical companies will continue to outsource larger projects as the CSO industry grows and continues to demonstrate an ability to successfully implement large programs. Accordingly, we are likely to continue to experience significant client concentration in future periods.

     Revenue is earned primarily by performing product detailing programs and other marketing and promotional services under contracts. Product detailing programs represent the largest and fastest growing portion of our total revenue but have had lower gross profit margins than our other service offerings. Revenue is recognized as the services are performed and the right to receive payment for the services is assured. In the case of contracts relating to product detailing programs, revenue is recognized net of any potential penalties until the performance criteria eliminating the penalties have been achieved. Bonus and other performance incentives as well as termination payments are recognized as revenue in the period earned and when payment of the bonus, incentive or other payment is assured.

     Program expenses consist primarily of the costs associated with executing a product detailing program or the other services identified in the contract. Program expenses include personnel costs and other costs, including facility rental fees, honoraria and travel expenses, associated with executing a product detailing or other marketing or promotional program, as well as the initial direct costs associated with staffing a product detailing program. Personnel costs, which constitute the largest portion of program expenses, include all labor related costs, such as salaries, bonuses, fringe benefits and payroll taxes for the sales representatives and sales managers and professional staff who are directly responsible for executing a particular program. Initial direct program costs are those costs associated with initiating a product detailing program, such as recruiting, hiring and training the sales representatives who staff a particular product detailing program. All personnel costs and initial direct program costs, other than training costs, are expensed as incurred. Training costs include the costs of training the sales representatives and managers on a particular product detailing program so that they are qualified to properly perform the services specified in the related contract. Training costs are deferred and amortized on a straight-line basis over the shorter of the life of the contract to which they relate or 12 months.

     As a result of the revenue recognition and program expense policies described above, we may incur significant initial direct program costs prior to recognizing revenue under a particular product detailing contract. We typically receive an initial payment upon commencement of a product detailing program and, wherever possible, characterize that payment as compensation for recruiting, hiring and training services associated with staffing that program. This permits us to record the initial payment as revenue in the same period in which the costs of the services are expensed. Our inability to specifically provide in our product detailing contracts that we are being compensated for recruiting, hiring or training services could adversely impact our operating results for periods in which the costs associated with the product detailing services are incurred.


     As a result of our interpretation of recent accounting guidance from the Securities and Exchange Commission, including Staff Accounting Bulletin No. 101, we determined to exclude from revenues and program expenses amounts for which we are directly reimbursed from our clients. These amounts typically include payments we receive from our clients for routine expenditures involved in developing relationships with local customers on their behalf. Because the amounts excluded are identical, our gross profit, operating income, net income and net income per share did not change. For the three and nine months ended September 30, 1999, these exclusions were approximately $1.4 and $5.6 million. We do not expect that direct reimbursement amounts, as a percentage of revenue, will increase materially in future periods.


CORPORATE OVERHEAD AND TAXES

     General, selling and administrative expenses include general corporate overhead, compensation expense, bonus to majority stockholder and stock grant expense. Compensation expense consists primarily of salaries and related fringe benefits for senior management and other administrative, marketing, finance, information technology and human resources personnel who are not directly involved with executing a particular program. Bonus to majority stockholder for 1996 and 1997 reflects the discretionary cash bonus paid to our majority stockholder and chairman of the board, John P. Dugan. No bonuses have been or will be paid to Mr. Dugan for any period subsequent to 1997. Stock grant expense for 1997 reflects the non-cash, non-recurring charges related to the grant of 1,119,684 shares to our president and chief executive officer, Charles T. Saldarini. Other general, selling and administrative expenses include corporate overhead such as facilities costs, depreciation and amortization expenses and professional services fees.

     General, selling and administrative expenses (excluding bonus to majority stockholder and stock grant expense) as a percentage of revenue have generally declined as we have spread our overhead expenses across our growing revenue base. We anticipate that general, selling and administrative expenses will continue to decline as a percentage of revenue as our business grows, although such expenses are expected to increase on an absolute basis.

     From January 1, 1995 through May 1998, we were an S corporation for Federal and New Jersey state corporate income tax purposes. In addition, TVG was an S corporation from January 1, 1997 through May 1999. Accordingly, during those respective periods neither we nor TVG were subject to Federal corporate income taxes or state corporate income taxes at the regular corporate income tax rates. Our consolidated statement of operations data in the "Summary Financial Data" and "Selected Financial Data" tables reflect a provision for income taxes on a pro forma basis as if we were required to pay Federal and state corporate income taxes during all periods.

RECENT DEVELOPMENTS

     In May 1999 we acquired 100% of the capital stock of TVG in a merger transaction. In connection with this transaction, we issued 1,256,882 shares of common stock in exchange for the outstanding shares of TVG. The acquisition was accounted for as a pooling of interests and, as a result, the financial information for all prior periods presented in this prospectus has been restated to include the accounts and operations of TVG.

     In August 1999, through our wholly-owned subsidiary, ProtoCall, we acquired substantially all of the operating assets of ProtoCall, LLC a leading provider of syndicated contract sales services to the United States pharmaceutical industry. The purchase price was $4.5 million, of which $4.1 million was paid at closing and the balance was paid in the fourth quarter of 1999. In addition, up to $3.0 million in contingent payments may be payable in 2000 if ProtoCall achieves defined performance benchmarks. ProtoCall, LLC recorded revenue in excess of $8 million during 1998. The transaction has been accounted for under the purchase method of accounting and we recorded $3.9 million in goodwill, which will be amortized over a period of 10 years.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of revenue. The trends illustrated in this table may not be indicative of future operating results.


                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                                      YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                  --------------------------------    --------------
                                                                  1995     1996     1997     1998     1998     1999
                                                                  -----    -----    -----    -----    -----    -----
Revenue, net...................................................   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Program expenses...............................................    65.5     72.8     74.2     73.6     71.3     74.8
                                                                  -----    -----    -----    -----    -----    -----
Gross profit...................................................    34.5     27.2     25.8     26.4     28.7     25.2
Compensation expense...........................................    25.2     17.4     16.0     13.2     14.2     11.0
Bonus to majority stockholder..................................     1.3      3.1      3.0       --       --       --
Stock grant expense............................................      --       --      5.9       --       --       --
Other general, selling and administrative expenses.............     9.7      7.1      6.3      5.5      5.3      4.7
Acquisition and related expenses...............................      --       --       --       --       --      1.4
                                                                  -----    -----    -----    -----    -----    -----
Total general, selling and administrative expenses.............    36.2     27.6     31.2     18.7     19.5     17.1
                                                                  -----    -----    -----    -----    -----    -----
Operating income (loss)........................................    (1.7)    (0.4)    (5.4)     7.7      9.2      8.1
Other income, net..............................................     0.7      0.6      0.5      1.9      1.7      2.0
                                                                  -----    -----    -----    -----    -----    -----
Income (loss) before provision for income taxes................    (1.0)     0.2     (4.9)     9.6     10.9     10.1
Provision for income taxes.....................................     0.5      0.4      0.2      1.4      1.2      4.0
                                                                  -----    -----    -----    -----    -----    -----
Net income (loss)..............................................    (1.5)%   (0.2)%   (5.1)%    8.2%     9.7%     6.1%
                                                                  -----    -----    -----    -----    -----    -----
                                                                  -----    -----    -----    -----    -----    -----
PRO FORMA DATA:
Income (loss) before pro forma provision for
  (benefit from) income taxes..................................    (1.0)%    0.2%    (4.9)%    9.7%    10.9%    10.1%
Pro forma provision for (benefit from) income taxes............     0.0      0.1       --      3.9      4.4      4.6
                                                                  -----    -----    -----    -----    -----    -----
Pro forma net income (loss)....................................    (1.0)%    0.1%    (4.9)%    5.8%     6.5%     5.5%
                                                                  -----    -----    -----    -----    -----    -----
                                                                  -----    -----    -----    -----    -----    -----


NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1998


     Revenue, net. Revenue for the nine months ended September 30, 1999 was $124.4 million, an increase of 49.0% over revenue of $83.5 million for the nine months ended September 30, 1998. Revenue from product detailing programs in the 1999 period was $106.2 million, or 85.3% of total revenue, compared to $70.2 million, or 84.1% of total revenue, in the corresponding 1998 period. This increase was generated primarily from the continued renewal and expansion of product detailing programs from existing clients and expanding our client base.

     Program expenses. Program expenses for the nine months ended September 30, 1999 were $93.0 million, an increase of 56.3% over program expenses of $59.5 million for the nine months ended September 30, 1998. As a percentage of revenue, program expenses increased to 74.8% for the 1999 period from 71.3% for the corresponding 1998 period. We estimate that approximately $1.8 million of costs associated with the initiation of programs scheduled to begin in 1998 were expensed as incurred in the fourth quarter of 1997. This had the effect of lowering program expenses from 73.4% to 71.3% for the nine months ended September 30, 1998. Also, our fastest growing business segment is product detailing, which, generally, has lower profit margins than our other business segments effectively reducing our overall gross profit margin. Finally, we initiated a number of new product detailing programs in the third quarter of 1999. Typically, profit margins during the initial phase of a program are lower than at any other period during the life of a program.

     Compensation expense. Compensation expense for the nine months ended September 30, 1999 was $13.6 million compared to $11.9 million for the nine months ended September 30, 1998. As a percentage of revenue, compensation expense decreased to 11.0% for the 1999 period from 14.2% in the corresponding 1998 period. This percentage decrease reflects the spreading of compensation expense over a larger revenue base. We expect to continue to invest in the staffing and related resources needed to manage future growth.

     Other general, selling and administrative expenses. Other general, selling and administrative expenses for the nine months ended September 30, 1999 were $5.9 million compared to $4.4 million for the nine months ended September 30, 1998. As a percentage of revenue, other general, selling and administrative expenses decreased to 4.7% for the 1999 period from 5.3% in the corresponding 1998 period. This percentage decline reflects the spreading of other general, selling and administrative expenses over a larger revenue base. We expect our general, selling and administrative expenses will increase as a result of our leasing an additional 11,000 square feet of office space at our present location, increasing our rent by approximately $250,000 a year beginning in the fourth quarter of 1999.


     Acquisition and related expenses. In the nine months ended September 30, 1999, we incurred $1.7 million of non-recurring acquisition and related expenses. No such expenses were incurred in the corresponding 1998 period. As a percentage of revenue, acquisition and related expenses were 1.4% in the 1999 period.

     Operating income. Operating income for the nine months ended September 30, 1999 was $10.1 million compared to operating income of $7.7 million for the nine months ended September 30, 1998. As a percentage of revenue, operating income for the 1999 period decreased to 8.1% from 9.2% for the corresponding 1998 period. This percentage decrease was due primarily to the fact that various costs associated with programs begun in 1998 were expensed as incurred in the fourth quarter of 1997, effectively increasing our 1998 operating income. Excluding acquisition and related expenses, operating income for the nine months ended September 30, 1999 was $11.8 million or 9.5% of revenue.


     Other income, net. Other income consists primarily of interest income earned on our cash and cash equivalents. Other income for the nine months ended September 30, 1999 was $2.5 million, compared to other income of $1.4 million for the nine months ended September 30, 1998. The increase is primarily due to the investment of the net proceeds from our initial public offering in May 1998 and the increase in net cash provided by operations from the fourth quarter of 1998 through September 30, 1999.

     Provision for income taxes. Income taxes of $5.1 million for the nine months ended September 30, 1999 reflects all applicable Federal and state corporate income taxes except that it takes into account only the portion of TVG's taxable income arising after the termination of its S corporation status net of a tax benefit related to the recognition of the net deferred tax asset recorded upon termination of its S corporation status. Income taxes of $1.0 million for the nine months ended September 30, 1998 consisted of Federal and state corporate income taxes on the portion of our taxable income arising after the termination of our S corporation status and a tax provision relating to the recognition of the net deferred tax liability recorded upon termination of our S corporation status. We expect our effective tax rate to approximate 40% in future periods.

     Pro forma net income. Pro forma net income for the nine months ended September 30, 1999 was $6.9 million as compared to pro forma net income of $5.5 million for the nine months ended September 30, 1998. Pro forma net income assumes that we were taxed for Federal and state income tax purposes as a C corporation during both periods. The pro forma effective tax rate for the nine months ended September 30, 1999 was 45.5%, primarily as a result of the impact of $1.7 million of non-deductible acquisition and related expenses.

YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenue. Revenue for 1998 was $119.4 million, an increase of 58.7% over revenue of $75.2 million for 1997. Revenue from product detailing programs for 1998 was $101.1 million, or 84.6% of total revenue, and was generated primarily from 20 detailing programs for 13 clients. Revenue from product detailing programs for 1997 was $54.7 million, or 72.7% of total revenue, and was generated primarily from 15 programs for 12 clients. The average size of our product detailing programs increased to $5.1 million in 1998 from $3.6 million in 1997.

     Program expenses. Program expenses for 1998 were $87.8 million, an increase of 57.3% over program expenses of $55.9 million for 1997. As a percentage of revenue, program expenses decreased to 73.6% for 1998 from 74.2% for 1997. Gross profit margins for both our product detailing programs and our marketing and promotion programs increased slightly in 1998 as compared to 1997.

     Compensation expense. Compensation expense for 1998 was $15.8 million compared to $12.0 million for 1997. As a percentage of revenue, compensation expense decreased to 13.2% for 1998 from 16.0% for 1997.

     Bonus to majority stockholder. In 1997, we paid a bonus of $2.2 million to our majority stockholder. No such bonus was paid in 1998.

     Stock grant expense. There were no compensatory stock grants in 1998. In 1997 we incurred a non-recurring, non-cash charge of $4.5 million relating to stock granted to Charles T. Saldarini, our president and chief executive officer.

     Other general, selling and administrative expenses. Other general, selling and administrative expenses were $6.5 million for 1998, an increase of 37.8% from other general, selling and administrative expenses of $4.7 million for 1997. As a percentage of revenue, other general, selling and administrative expenses decreased to 5.5% for 1998 from 6.3% for 1997. This reduction is due, in part, to the fact that various services for which we had previously used outside consultants were performed by employees.

     Operating income/loss. Operating income for 1998 was $9.3 million, or 7.8% of revenues, compared to an operating loss for 1997 of $4.1 million. Before bonus to majority stockholder and stock grant expense, both of which were non-recurring expenses, operating income for 1997 was $2.6 million. Approximately $1.8 million of 1997's operating loss was attributable to costs associated with product detailing programs begun in 1997 that were expensed as incurred in the fourth quarter of 1997 while the revenue from those programs could not be recognized under our revenue recognition policies until the first quarter of 1998.

     Other income, net. Other income, primarily net interest income, for 1998 was $2.3 million, compared to other income of $0.4 million for 1997. The increase was primarily due to investment of the net proceeds of our initial public offering.

     Pro forma net income/loss. Pro forma net income for 1998 was $6.9 million compared to a pro forma net loss of $3.7 million for 1997. Pro forma net income/loss for both periods assumes that we were taxed for Federal and state income tax purposes as a C corporation with no tax benefit assumed for net operating loss carryforwards. The pro forma effective tax rate for 1998 is 40%.

YEARS ENDED DECEMBER 31, 1997 AND 1996

     Revenue. Revenue for 1997 was $75.2 million, an increase of 53.3% over 1996 revenue of $49.1 million. Revenue from product detailing programs in 1997 was $54.7 million, or 72.7% of total revenue, and was generated primarily from 15 programs for 12 clients. Revenue from product detailing programs in 1996 was $33.0 million, or 67.3% of total revenue, and was generated primarily from 13 programs for eight clients. Average detailing program size increased to $3.6 million in 1997 from $2.5 million in 1996.

     Program expenses. Program expenses for 1997 were $55.9 million, an increase of 56.3% over program expenses of $35.7 million for 1996. As a percentage of revenue, program expenses increased to 74.2% for 1997 from 72.8% for 1996. This increase occurred because approximately $1.8 million of costs associated with product detailing programs begun in the first quarter of 1998 were expensed as incurred in the fourth quarter of 1997.

     Compensation expense. Compensation expense for 1997 was $12.0 million compared to $8.5 million for 1996. This increase was due to an increase in the number of management and administrative personnel in 1997 over the 1996 number necessitated by the expansion of our business. As a percentage of revenue, compensation expense was 16.0% for 1997 compared to 17.4% for 1996.

     Bonus to majority stockholder. Bonus to majority stockholder for 1997 was $2.2 million compared to $1.5 million for 1996.

     Stock grant expense. In the first quarter of 1997, the Company incurred a non-recurring, non-cash charge of $4.5 million related to stock issued to Charles T. Saldarini, our president and chief executive officer.

     Other general, selling and administrative expenses. Other general, selling and administrative expenses were $4.7 million for 1997, an increase of 35.3% over other general, selling and administrative expenses of $3.5 million for 1996. As a percentage of revenue, other general, selling and administrative expenses decreased to 6.3% for 1997 from 7.1% for 1996.

     Operating loss. Loss from operations for 1997 was $4.1 million compared to $0.2 million for 1996. Before bonus to majority stockholder and stock grant expense, operating income for 1997 was $2.6 million or 3.5% of revenue, compared to $1.3 million, or 2.7% of revenue, for 1996. Operating losses for 1997 were principally attributable to bonus to majority stockholder, stock grant expense and approximately $1.8 million of costs associates with programs begun in 1997 that were expensed as incurred in the fourth quarter of 1997 while the revenue from those programs could not be recognized under our revenue recognition policies until the first quarter of 1998.

     Other income, net. Other income, primarily net interest income, for 1997 was $0.4 million compared to other income of $0.3 million for 1996, due to the greater availability of funds for investment.

     Pro forma net income/loss. Pro forma net loss for 1997 was $3.7 million compared to pro forma net income of $0.1 million for 1996. Pro forma net income/loss for both periods assumes that we were taxed for Federal and state income tax purposes as a C corporation, with no tax benefits assumed for the net operating losses incurred in 1997 and 1996.

QUARTERLY RESULTS

     Our results of operations have varied, and are expected to continue to vary, from quarter-to-quarter. These fluctuations result from a number of factors including, among other things, the timing of commencement, completion or cancellation of major programs. Revenue, generally, is recognized as services are performed while program costs, other than training costs, are expensed as incurred. As a result, we may incur substantial expenses associated with staffing a new program during the first two to three months of a contract without recognizing any revenue under that contract. This could have an adverse impact on our operating results for the quarters in which those expenses are incurred. In the future, our revenue may also fluctuate as a result of a number of additional factors, including delays or costs associated with acquisitions, government regulatory initiatives and conditions in the healthcare industry generally. We believe that because of these fluctuations, quarterly comparisons of our financial results cannot be relied upon as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1999 we had cash and cash equivalents of approximately $58.3 million and working capital of $50.2 million compared to cash and cash equivalents of approximately $57.0 million and working capital of $47.0 million at December 31, 1998.

     In May 1998, we completed our initial public offering. Net proceeds, after expenses, were approximately $46.4 million. Prior to the initial public offering our principal source of funds had been cash flow from operations. Immediately prior to our initial public offering, we declared a final distribution to our then existing stockholders of $5.8 million. The amount of the distribution reflected stockholders' equity at March 31, 1998 of $3.9 million and our earnings from April 1, 1998 to May 18, 1998. In addition, TVG distributed $0.3 to its stockholders in 1998.

     For the nine months ended September 30, 1999, net cash provided from operating activities was $5.5 million, a decrease of $7.2 million from cash provided from operating activities of $12.7 million for the same period in 1998. Net cash provided from operating activities has fluctuated and, we believe, will continue to fluctuate depending on a number of factors, including the number and size of programs and contract terms. These fluctuations may vary in size and direction each reporting period. The main component of cash provided from operating activities for the nine months ended September 30, 1998 was net income from operations of $8.1 million and an increase of $4.0 million in "Other changes in assets and liabilities." For the year ended December 31, 1998, we generated $15.1 million of net cash from operating activities compared to $3.6 million for 1997. The increase in cash provided from operating activities mainly results from $9.8 million in net income from operations. The remaining $5.2 million resulted from fluctuations in "Other changes in assets and liabilities," particularly the increase in accrued liabilities of $4.8 million, of which $3.8 million related to performance incentives.

     For the nine months ended September 30, 1999, net cash used in investing activities was $3.9 million, an increase of $0.9 million over net cash used in investing activities of $3.0 for the same period in 1998. Net cash used in investing activities for the nine months ended September 30, 1999 consisted of $4.1 million paid in connection with the purchase of the ProtoCall business and $0.8 million in purchases of property and equipment, offset by the sale of $1.0 million in short-term investments. Net cash used in investing activities for the nine months ended September 30, 1998 consisted of $2.0 million in purchases of property and equipment and $1.0 million in the purchase of short-term investments. For the years ended December 31, 1998 and 1997, net cash used in investing activities was $3.4 million and $0.8 million, respectively. The primary use of such cash in the 1998 period was investments of $2.2 million in computer and networking equipment and in furniture and fixtures for our new corporate headquarters. We also purchased $1.2 million in short-term investments.

     For the nine months ended September 30, 1999, net cash used in financing activities was $0.3 million, reflecting $0.7 million of distributions to the TVG S corporation stockholders, offset by $0.4 million in proceeds from the exercise of common stock options. For the nine months ended September 30, 1998, net cash provided by financing activities consisted of net proceeds of $46.4 million from our initial public offering offset partially by $6.2 million of distributions to the S corporation stockholders. Additionally, a loan of $1.4 million was made to Charles T. Saldarini, our president and chief executive officer, and loans of $1.3 million from stockholders were repaid. Net cash provided by financing activities for the year ended December 31, 1998 was $37.5 million. Net proceeds from our initial offering of $46.4 million, after expenses, were partially offset by a $5.8 million final distribution to our existing stockholders immediately prior to our initial public offering. For 1997, net cash provided by financing activities was $1.3 million as a result of a $1.3 million loan from the TVG stockholders. This loan was repaid in 1998.

     Capital expenditures during the period ended September 30, 1999 were $0.8 million and were funded out of cash flows from operations. Capital expenditures for 1998 were approximately $2.2 million, which was funded entirely through cash generated from operations. During 1997, our capital expenditures were $0.7 million.

     When we bill clients for services before they have been completed, billed amounts are recorded as unearned contract revenue, and are recorded as income when earned. When services are performed in advance of billing, the value of such services is recorded as unbilled costs and accrued profits. As of December 31, 1998 and 1997, we had $9.6 million and $9.0 million, respectively, of unearned contract revenue and $3.6 million and $3.7 million, respectively, of unbilled costs and accrued profits. Substantially all deferred and unbilled costs and accrued profits are earned or billed, as the case may be, within 12 months of the end of the respective period.

     We intend to use the net proceeds from this offering for working capital and general corporate purposes to fund the further expansion of our business. As part of our growth strategy, we continuously evaluate potential acquisitions and the net proceeds from this offering may be used, in part, to fund such acquisitions.

     We believe that the net proceeds of this offering together with our cash flows from operations and existing cash balances will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months.

YEAR 2000 COMPLIANCE

     We have undertaken a project that addresses the Y2K issue of computer systems and other equipment with embedded chips or processors not being able to properly recognize and process date-sensitive information after December 31, 1999. Many systems use only two digits rather than four to define the year and these systems will not be able to distinguish between the year 1900 and the year 2000. This may lead to disruptions in the operations of business and governmental entities resulting from miscalculations or system failures. Our project to address the year 2000 issue has been divided into two sections. One section addresses our internal business systems. The other section addresses the business systems of our key business partners. Key business partners are those clients and vendors that have a material impact on our operations.

     The portion of the project that deals with our internal business systems has six major phases:

     o inventorying all Y2K items;

     o prioritizing all Y2K items;

     o assessing all Y2K items;

     o repairing or replacing all systems or hardware that are not Y2K compliant;

     o testing repaired or replaced Y2K items; and

     o designing and implementing contingency plans for those systems that cannot be repaired or replaced by January 1, 2000.

As of December 31, 1999, substantially all phases related to our material internal business systems were complete.

     The portion of the project that deals with the business systems of key business partners has three major phases:

     o identifying all key business partners;

     o evaluating the status of their Y2K compliance efforts;

     o and determining alternatives and contingency plan requirements.

     As of December 31, 1999, all key business partners have been identified and we have completed the evaluation of their Y2K compliance efforts. The determination of alternatives and contingency planning will be continually evaluated.

     We have not incurred nor do we expect to incur any additional material costs relating to our internal business systems as all phases associated with determining Y2K compliance of the internal business systems have been completed. Costs associated with the determination of alternatives and contingency planning, based on our evaluation of Y2K compliance efforts of our key business partners, are not expected to be material.

     Failure to make all internal business systems Y2K compliant could result in an interruption in, or a failure of, some of our business activities or operations. In addition, Y2K disruptions in client operations could result in, among other things, one or more clients missing scheduled payments, which could impact our cash flow. Y2K disruptions in the operations of key vendors could also impact our ability to fulfill some of our contractual obligations. If one or more of these situations occur, our financial position, results of operations or cash flows could be materially adversely affected.

                                    BUSINESS

OVERVIEW

     We are a leading and rapidly growing contract sales organization, providing customized product detailing programs and other marketing and promotional services to the United States pharmaceutical industry. We have achieved our leadership position in the CSO industry based on 12 years of designing and executing customized product detailing programs for many of the pharmaceutical industry's largest companies, including Abbott, Allergan, Astra-Zeneca, Glaxo Wellcome, Novartis, Pfizer, Procter & Gamble, Rhone-Poulenc Rorer, Hofmann LaRoche and Solvay. We have designed programs that promote more than 90 different products, including such leading prescription medications as Imitrex(R), Flonase(R), Prilosec(R), Wellbutrin(R) and Cardura(R), as well as a number of leading OTC products such as Bayer(R) Aspirin, Pepcid AC(R) and Monistat 5(R), to hospitals, pharmacies and physicians in more than 20 different specialties.

     We have generated strong internal growth by renewing and expanding programs with existing clients and by securing new business from leading pharmaceutical companies. Recent acquisitions have also contributed to our growth. We believe that we are one of the largest CSOs operating in the United States measured both by revenue and total number of sales representatives used in detailing programs. The number of sales representatives employed by us has grown from 134 as of January 1, 1995 to 1,385 as of December 31, 1998. As of December 31, 1999 we employed 2,101 sales representatives, including 433 part-time sales representatives. Whereas none of our sales representatives at January 1, 1995 were full-time employees, 79% of our current sales representatives are full-time employees.

     Our primary objective is to enhance our leadership position in the growing CSO industry and to become the premier supplier of product detailing programs and other marketing and promotional services to the pharmaceutical industry.

INDUSTRY BACKGROUND

     Pharmaceutical companies incur substantial expense promoting and marketing their products. Based on industry data, we believe that pharmaceutical companies in the United States expended approximately $9.1 billion in 1998 on promotional activities, of which $5.7 billion, or 62.6%, was spent on product detailing and $1.3 billion, or 14.3%, was spent on event spending.

     The CSO industry provides product detailing programs to pharmaceutical, medical device and diagnostic companies on an outsourced basis. CSOs have evolved from providing detailing support for OTC products to full-service support organizations handling some of the leading ethical pharmaceutical compounds. Since the early 1990's, the pharmaceutical industry in the United States has increasingly used CSOs to provide the detailing service required to introduce new products, reintroduce older products, supplement existing sales efforts, raise promotional barriers to entry for competitors and demonstrate the incremental sales impact of detailing a particular product. We estimate that revenues for the CSO industry in the United States increased from approximately $80 million in 1995 to $450 million in 1998 and will be approximately
$700 million in 1999.

     We believe that product detailing is a highly effective means of influencing the prescribing patterns of the targeted prescribers and, as evidenced by the growth in the number of sales representatives employed or used by both pharmaceutical companies and CSOs, is the most commonly employed strategy to promote pharmaceutical products. Product detailing takes place in the context of a personal sales call and involves face-to-face meetings between a sales representative and a targeted prescriber, usually a physician identified because of his or her specialty or prescribing patterns. Detailing generally occurs in physician offices and hospitals, although conventions and trade association meetings may also provide an appropriate forum. The sales representative must possess a high level of product knowledge, as well as other technical and therapeutic expertise. The interaction between the sales representative and the targeted prescriber involves a technical review of the product's legally authorized indications and usage, role in disease treatment, mechanism of action, side effects, dosing, drug interactions, cost and availability, i.e., the details. The sales representative and the targeted prescriber may also discuss the types of patients best suited for the particular product, how and when such patients will best benefit from the product's use and the relative strengths and weaknesses of competitive products.

  TRENDS AFFECTING INDUSTRY GROWTH

     We believe that, because of the following industry dynamics, pharmaceutical companies have made a strategic decision to continue to outsource a significant portion of their sales and marketing activities and that the importance of CSOs in the overall marketing, promotion and sales efforts of pharmaceutical companies will continue to grow.

     Increasing unit sales of pharmaceutical products. The growing influence of managed care and healthcare cost containment initiatives throughout the 1990s has created pressure on pharmaceutical companies to reduce the rate of price increases for their pharmaceutical products. This price pressure has forced the pharmaceutical industry to focus on increasing unit sales growth to maximize profits. Finally, other factors have led to increasing use of pharmaceutical products, including:

          o direct to consumer advertising;

          o the efficacy of drug therapy;

          o the lower cost of drug therapy relative to hospitalization and medical procedures; and

          o an aging population.

Accordingly, while prices for prescription products in the United States rose, on average, only 2.4% from 1996 through 1998, spending on prescription products in the United States increased from $64.7 billion in 1996 to $81.3 billion in 1998, an average annual rate of increase of 12.5%.

     Increased research and development expenditures by pharmaceutical companies and their need to maximize their return on investment. Pharmaceutical Research and Manufacturers of America, an industry trade group, estimates that the United States pharmaceutical industry will spend $24.0 billion on research and development in 1999, an increase of 14.1% over 1998 research and development expenditures of $21.1 billion. We estimate that research and development expenditures for 1999 will represent approximately 21.0% of total United States pharmaceutical sales. To maximize their research and development investment, pharmaceutical companies must ensure that their products are fully supported by sales, marketing and promotion efforts during their entire life cycles. As the effective lives of drugs are threatened by patent expirations and competition from new compounds, pharmaceutical companies employ various strategies, including outsourcing sales, marketing and promotion functions, to enable products to achieve their maximum sales potential.

     Pharmaceutical companies' need to reduce fixed costs and maintain flexibility. Outsourcing sales, marketing and promotion programs is an effective tool in balancing cost containment pressures against pricing pressures. By using CSOs, a pharmaceutical company converts the high fixed cost of building, training, deploying and maintaining a sales force into a variable cost. In addition, a CSO's ability to quickly and efficiently deploy an effective sales force enhances flexibility by enabling pharmaceutical companies to respond quickly to regulatory and competitive changes. In addition, it enables the pharmaceutical company is then able to maximize the use of its own internal sales force.

COMPETITIVE STRENGTHS

     We believe that our principal competitive strengths are as follows:

     Established reputation for quality. We believe that the strength of our client relationships is evidence of our overall commitment to quality. During the design phase of a product detailing program certain goals are established with the client. These goals may include the time frame under which we are required to recruit, hire and train sales representatives as well as the number of sales calls and details to be performed by each sales representative. We believe that we have met or exceeded these goals for virtually every program and that, as a result, we have earned a reputation in the CSO industry as a high-quality, results-oriented provider of product detailing services. This belief is based on our long-standing relationships with "blue chip" pharmaceutical companies like Astra-Zeneca, Glaxo Wellcome, Pfizer, Procter & Gamble, and Rhone-Poulenc Rorer, who not only have renewed but have also expanded their relationships with us, and our ability to attract new clients.

     Ability to quickly and efficiently deploy a high-quality, highly-motivated sales force. As a result of our national field-based recruiting and hiring process, we can quickly field a high quality, highly motivated sales force. As an example, we recently built a new 300-person sales force in four weeks. The quality of our sales force is assured by a recruiting and hiring process that is one of the most comprehensive, challenging, rigorous, selective and professional processes in the industry and training programs that are comparable to those designed by pharmaceutical companies to train their internal sales forces. In addition, we offer our sales representatives a compensation package that we believe is competitive with compensation packages offered by the major pharmaceutical companies. Our highly motivated sales force is evidenced by our low turnover rate.

     Success in designing customized detailing programs. We successfully innovate and create custom-designed product detailing programs that meet the specific needs of our clients as they relate to the product or products being promoted. The two principal areas of customization are the geographic deployment of the sales representatives to be used in the program and the profile of the sales force (i.e., part-time versus full-time). We believe that our ability to provide full-time, part-time or a combination of full-time and part-time sales representatives, constitutes a competitive advantage. Other areas of customization include the experience of the sales representatives, type of sales force to be used (i.e., a dedicated, vertically integrated sales force or a syndicated sales force), and call frequency, compensation, and field and database management support, such as in-house territory mapping, physician satisfaction surveys, call reporting services and regulatory compliance services. In addition, in furtherance of our attempts to create customized detailing programs for our clients, we are exploring the possibility of entering into contracts under which we would share the costs of a detailing program with the client in exchange for a contingent fee based on future sales of the product being promoted or some other performance based criteria. Our acquisition of TVG enhances our ability to properly address the market potential of various pharmaceutical products and to properly structure these arrangements.

     Ability to manage multiple large complex programs. We have demonstrated an ability to manage multiple large and complex programs simultaneously. This ability is due, in part, to our experienced and highly qualified management team, an organizational structure that enables us to respond to client demands promptly and our management, database and information technology support systems. We are currently executing four programs each having more than 300 sales representatives. We believe that we are currently managing two of the three largest outsourced client specific sales forces in the United States CSO industry.

GROWTH STRATEGY

     We are committed to maintaining our position as a leader and innovator in the growing CSO industry. The following are the principal elements of our growth strategy:

      Strengthen and broaden our relationships with our existing clients. Building on our past successes and our strong relationships with our existing clients, we will continue to seek to expand and renew existing programs and implement new programs for these clients. Our growth has been due in large part to a consistently high renewal rate among our clients. Revenues from our three largest clients in 1998 increased by more than 130% over the revenue from those same clients in 1997. Many of our clients are large pharmaceutical companies with extensive product portfolios. We are currently marketing our services to these clients for the purpose of capturing incremental business from them.

     Expand our client base. A significant number of major United States pharmaceutical companies do not currently use our sales services. Our growth is due, in part, to our ability to attract new clients. For example, in 1999, we are executing product detailing programs for five new clients. We have expanded and enhanced our new business development team, which focuses on expanding our client base by targeting those pharmaceutical companies that we believe have attractive product portfolios.

     Provide additional services. We have an established platform from which to offer services that expand and complement our product detailing services. For example, through TVG we can offer our clients professional communication and education programs and marketing research and consulting services. In addition, our core competencies enable us to provide other services to our clients. For example, our recruiting, hiring and training expertise gives us the ability to effectively build an internal sales force for a client.

     Pursue selected strategic acquisitions. We continually evaluate potential strategic acquisitions in complementary and existing business areas. We believe that by acquiring other carefully selected CSOs, such as ProtoCall, and marketing support companies, such as TVG, we can expand our existing services or accelerate the development of a broader array of services. In addition, strategic acquisitions could help us expand our client base or enter new markets. For example, TVG's client base includes 17 of the top 20 pharmaceutical companies, many of which do not currently use our product detailing services.

     Expand into other segments of the pharmaceutical industry. We believe that other sectors of the pharmaceutical industry, such as emerging pharmaceutical and biotechnology companies, will contribute to the growth of CSOs. Generally, these companies do not have the internal resources to market and promote their products. Accordingly, we believe that these segments of the pharmaceutical industry will need to outsource various functions, particularly sales, product marketing and promotion.

     Enter new geographic markets. We continually look for opportunities to provide sales, marketing and promotional services in markets outside the United States. This expansion may be in the form of strategic joint ventures, acquisitions or by building a presence using our own internal resources.

SERVICES OFFERED

     We currently provide three principal services to the pharmaceutical industry:

     o customized product detailing programs using dedicated or syndicated sales forces;

     o professional communication and education services; and

     o marketing research and consulting services.

     PRODUCT DETAILING PROGRAMS

     Our primary business is designing and executing customized product detailing programs using dedicated or syndicated sales forces.

     Dedicated detailing programs. A dedicated detailing program typically involves designing and deploying a fully integrated sales force customized to the client's particular needs. A dedicated sales force promotes one to three products of a single client. The amount of time devoted to each product detailed during a call depends upon that product's detail position, i.e., the slot, within the call. Repeat interactions between the sales representative and the targeted prescriber are intended to establish trust between the sales representative and the targeted prescriber, influence the prescribing pattern of the targeted prescriber, obtain market share for new products, maintain market share for existing products and build barriers to entry against competing products.

     While each detailing program relies on our basic core competencies, we custom design each program to provide significant strategic advantages to the client. Our product detailing programs can be divided into three distinct phases: design, execution and assessment. In the design phase, we undertake to understand the client's needs and objectives, identify, define and rank the proposed target audience and determine appropriate staffing. In the execution phase, we recruit, hire, train and manage the sales force. Finally, in the assessment phase, we measure the performance of the sales force and the success of the program relative to the goals and objectives of the program.

     Syndicated detailing programs. Through ProtoCall, we provide syndicated product detailing programs. ProtoCall is the leading provider of syndicated detailing programs to the United States pharmaceutical industry. A syndicated sales program utilizes a team of highly qualified sales representatives to promote non-competing products of multiple manufacturers. Because the costs associated with a syndicated sales force are shared among the various manufacturers, these programs are less expensive than programs involving a dedicated sales force. In addition, since the sales force is already deployed, the detailing program can be launched even more quickly than a program using a dedicated sales force. Accordingly, a syndicated sales force is typically used for seasonal products or products with short-term promotional needs. Examples of seasonal brands include flu medicines that are promoted during the winter cold and flu season. Brands with short-term promotional needs may include brands that are currently being promoted but require supplemental promotion.

  PROFESSIONAL COMMUNICATION AND EDUCATION SERVICES

     Through TVG's education/communication division, we are a leading provider of customized professional communication and education programs to the pharmaceutical industry. These programs are designed to optimize sales of pharmaceutical products. These programs fall into three basic categories:

     o peer-to-peer promotional events such as dinner meetings and teleconferences;

     o developing and organizing advisory boards, speaker bureaus and symposia; and

     o customized continuing medical education programs for physicians.

  MARKETING RESEARCH AND CONSULTING SERVICES

     Through TVG's MR&C division, we are a leading provider of custom marketing research and consulting services to the pharmaceutical industry. The MR&C division provides a broad range of services across the entire life cycle of a pharmaceutical product. TVG has developed a proprietary marketing model and tools that utilize both qualitative and quantitative methodologies. This model and related tools are intended to identify the work that must be done in order to achieve the client's marketing goals. The model uses a six-step analysis:

     o market assessment involves identifying current knowledge, attitudes and practices of the relevant target audience;

     o product profiling attempts to identify how an existing product is viewed or how a new product will be viewed by the targeted audience, particularly in relation to competing products and treatment alternatives;

     o product positioning helps the client develop the appropriate marketing strategy for the product;

     o message awareness evaluates the efficacy of a client's existing marketing program;

     o execution involves translating the message to effective promotional materials; and

     o implementation involves designing a program to actually deliver the marketing material to the targeted audience.

     In addition, the MR&C division also conducts a series of marketing seminars for new and experienced pharmaceutical marketing researchers and product managers. These seminars generally focus on the techniques of pharmaceutical marketing research and the key marketing principles for successfully promoting pharmaceutical products. Finally, the MR&C division has also created a team dedicated to addressing the effect of managed care on marketing issues relating to a client's product.

MARKETING AND BUSINESS DEVELOPMENT

     Most of our revenue is derived from renewals and extensions of existing programs, new programs with existing clients and new programs from new clients. Most of our new business, from both existing clients and new clients, is derived from responses to "requests for proposals" from pharmaceutical companies. However, we are also engaged in proactive efforts to generate more business from new and prospective clients. Recently, we hired a business development team, led by our vice president-new business development. We have also implemented a sales process that is designed to leverage our results-oriented image through case studies, references and comprehensive proposals. This new business development process relies on the use of a dedicated sales and marketing team as well as our experienced senior management team.

COMPETITION

     Traditionally, our competition has included in-house sales and marketing departments of pharmaceutical companies and other CSOs, the largest of which are Innovex, a subsidiary of Quintiles Transnational, the various sales and marketing affiliates of Ventiv Health (formerly, Snyder Communications) and Nelson Professional Sales, a division of Nelson Communications, Inc. However, there are relatively few barriers to entry into the CSO industry and, as the CSO industry continues to evolve, new competitors are likely to emerge. For example, recently, two major wholesale drug distributors have begun to provide product detailing services. Many of our current and potential competitors are larger than we are and have greater financial, personnel and other resources than we do. Increased competition may lead to price and other forms of competition that may have a material adverse effect on our business and results of operations.

     As a result of competitive pressures, pharmaceutical companies, as well as various organizations providing services to the pharmaceutical industry are consolidating and are becoming targets of global organizations. This trend is likely to produce increased competition for clients and increased competitive pressures on smaller providers. If the trend in the pharmaceutical industry towards consolidation continues, pharmaceutical companies may have excess in-house sales force capacity and may, as a result, reduce or eliminate their use of CSOs or may choose to award their product detailing and other marketing and promotion contracts to organizations that can provide a broader range of services. Although we intend to monitor industry trends and respond appropriately, we cannot be certain that we will be able to anticipate and successfully respond to such trends.

     We believe that the primary competitive factors affecting contract sales services is the ability to quickly hire, train, deploy and manage qualified sales representatives to implement simultaneously several large product detailing programs. We also compete on the basis of such factors as reputation, quality of services, experience of management, performance record, customer satisfaction, ability to respond to specific client needs, integration skills and price. We believe we compete favorably with respect to each of these factors.

GOVERNMENT AND INDUSTRY REGULATION

     The healthcare industry is subject to extensive government and industry regulation. Various laws, regulations and guidelines promulgated by government, industry and professional bodies affect, among other matters, the provision, licensing, labeling, marketing, promotion, sale and reimbursement of healthcare services and products, including pharmaceutical products. It is also possible that additional or amended laws, regulations or guidelines could be adopted in the future.

     The pharmaceutical industry is subject to extensive federal regulation and oversight by the United States Food and Drug Administration, the FDA. The Food, Drug and Cosmetic Act, as supplemented by various other statutes, regulates, among other matters, the approval, labeling, advertising, promotion, sale and distribution of drugs, including the practice of providing product samples to physicians. Under this statute, the FDA asserts its authority to regulate all promotional activities involving prescription drugs. In addition, the sale or distribution of pharmaceuticals may also be subject to the Federal Trade Commission Act. Finally, the Prescription Drug Marketing Act, the PDMA, regulates the ability of pharmaceutical companies to provide physicians with free samples of their products. Essentially, the PDMA requires extensive record keeping and labeling of such samples for tracing purposes.

     In addition, some of the services that we currently perform or that we may provide in the future are affected by various guidelines promulgated by industry and professional organizations. For example, ethical guidelines promulgated by the American Medical Association govern, among other matters, the receipt by physicians of gifts from health-related entities. These guidelines govern the honoraria, and other items of pecuniary value, which AMA member physicians may receive, directly or indirectly, from pharmaceutical companies. Similar guidelines and policies have been adopted by other professional and industry organizations, such as Pharmaceutical Research and Manufacturers of America.

     The healthcare industry is subject to federal and state laws pertaining to healthcare fraud and abuse. In particular, certain federal and state laws prohibit manufacturers, suppliers and providers from offering or giving or receiving kickbacks or other remuneration in connection with ordering or recommending purchase or rental of healthcare items and services. The federal anti-kickback statute imposes both civil and criminal penalties for, among other things, offering or paying any remuneration to induce someone to refer patients to, or to purchase, lease, or order (or arrange for or recommend the purchase, lease, or order of), any item or service for which payment may be made by Medicare or certain federally-funded state healthcare programs (e.g., Medicaid). This statute also prohibits soliciting or receiving any remuneration in exchange for engaging in any of these activities. The prohibition applies whether the remuneration is provided directly or indirectly, overtly or covertly, in cash or in kind. Violations of the law can result in numerous sanctions, including criminal fines, imprisonment, and exclusion from participation in the Medicare and Medicaid programs.

     Several states also have referral, fee splitting and other similar laws that may restrict the payment or receipt of remuneration in connection with the purchase or rental of medical equipment and supplies. State laws vary in scope and have been infrequently interpreted by courts and regulatory agencies, but may apply to all healthcare items or services, regardless of whether Medicare or Medicaid funds are involved.

     Finally, we are subject to the rules and regulations promulgated by the Equal Employment Opportunity Commission and similar state entities which govern our recruiting and hiring practices and our relationship with our employees.

     Our failure, or the failure of our clients to comply with, or any change in, the applicable regulatory requirements or professional organization or industry guidelines could, among other things, limit or prohibit us or our clients from conducting certain business activities, subject us or our clients to adverse publicity, increase the costs of regulatory compliance or subject us or our clients to monetary fines or other penalties. Any such actions could have a material adverse affect on us.

INSURANCE

     General liability insurance. As a provider of product detailing services to the pharmaceutical industry, we may become involved in litigation regarding the products promoted by our employees, with the associated risks of significant legal costs, substantial damage awards and adverse publicity. Even if these claims ultimately prove to be without merit, defending against them can result in adverse publicity, diversion of management's time and attention and substantial expenses, which could have a material adverse effect on our operations and financial condition. In addition, we are often required to indemnify our clients for the negligence of our employees.

     We protect ourselves against potential liability by maintaining general liability and professional liability insurance, which we believe to be adequate in amount and coverage for the current size and scope of our operations, and by contractual indemnification provisions with our clients. We may seek to increase our existing policy limits or obtain additional insurance coverage in the future as our business grows. Although we have not experienced difficulty obtaining insurance coverage in the past, we cannot be certain that we can increase our existing policy limits or obtain additional insurance coverage on acceptable terms or at all. In addition, although our clients may indemnify us for their negligent conduct, that may not be adequate protection for us.

     Employment practice liability insurance. The success of our business depends on our ability to deploy a high-quality sales force quickly. As part of our recruiting and hiring process, we conduct a thorough screening process, drug testing and rigorous interviews. In addition, we must continually evaluate our personnel and, when necessary, terminate some of our employees with or without cause. Accordingly, we may be subject to lawsuits relating to wrongful termination, discrimination and harassment. We have obtained employment practice liability insurance, which insures us against claims made by employees or former employees relating to their employment, i.e., wrongful termination, sexual harassment, etc. To date, we have not made any claims under this policy. We cannot be sure that the coverage we maintain will be sufficient to cover any future claims or will continue to be available in adequate amounts or at a reasonable cost. We could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim by an employee that is outside the scope of coverage or exceeds the limits of our policy.

LEGAL PROCEEDINGS

     We are not currently a party to any pending litigation and we are not aware of any material threatened litigation.

FACILITIES

     Our corporate headquarters are located in Upper Saddle River, New Jersey, in approximately 38,500 square feet of space occupied under a lease that expires in the fourth quarter of 2004 with an option to extend for an additional five years. We also rent a 1,000 square foot sales office in Raleigh-Durham, North Carolina. TVG operates out of a 48,000 square foot facility in Fort Washington, Pennsylvania, which expires on August 31, 2000.

EMPLOYEES

     As of December 31, 1999, we had approximately 2,591 employees, including 2,101 sales representatives. Approximately 110 employees work at our headquarters in Upper Saddle River, New Jersey, 144 employees work out of TVG's headquarters in Fort Washington, Pennsylvania, and 37 employees work out of ProtoCall's headquarters in Cincinnati, Ohio. In addition, we have 199 field based sales managers. We are not party to a collective bargaining agreement with a labor union and our relations with our employees are good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our executive officers and directors and their respective ages and positions as of December 31, 1999, are as follows:

NAME                                               AGE   POSITION
------------------------------------------------   ---   ------------------------------------------------
John P. Dugan...................................   64    Chairman of the board of directors and director
                                                         of strategic planning
Charles T. Saldarini............................   36    President, chief executive officer and director
Bernard C. Boyle................................   55    Chief financial officer, executive vice
                                                         president, secretary and treasurer
Steven K. Budd..................................   43    Chief operating officer and executive vice
                                                         president
Robert Higgins..................................   57    Executive vice president--client programs
John M. Pietruski(1)............................   66    Director
Jan Martens Vecsi(1)............................   56    Director
Gerald J. Mossinghoff(1)........................   64    Director

------------------
(1) Member of audit and compensation committees

     John P. Dugan is our founder, chairman of the board of directors and director of strategic planning. He served as our president from inception until January 1995 and as our chief executive officer from inception until November 1997. In 1972, Mr. Dugan founded Dugan Communications, a medical advertising agency that later became known as Dugan Farley Communications Associates Inc. and served as its president until 1990. We were a wholly-owned subsidiary of Dugan Farley in 1990 when Mr. Dugan became our sole stockholder. Mr. Dugan was a founder and served as the president of the Medical Advertising Agency Association from 1983 to 1984. Mr. Dugan also served on the board of directors of the Pharmaceutical Advertising Council (now known as the Healthcare Marketing Communications Council, Inc.) and was its president from 1985 to 1986.
Mr. Dugan received an M.B.A. from Boston University in 1964.

     Charles T. Saldarini is our president and chief executive officer and a director. Mr. Saldarini became president in January 1995 and chief executive officer in November 1997. Prior to January 1995 Mr. Saldarini was our chief operating officer. Mr. Saldarini joined us in 1987 as a sales manager.
Mr. Saldarini received an A.B. in political science from Syracuse University in 1985.

     Bernard C. Boyle has served as our chief financial officer and executive vice president since March 1997. In 1990, Mr. Boyle founded BCB Awareness, Inc., a firm that provided management advisory services, and served as its president until March 1997. During that period he was also a partner in Boyle & Palazzolo, Partners, an accounting firm. From 1982 through 1990 he served as controller and then chief financial officer and treasurer of William Douglas McAdams, Inc., an advertising agency. From 1966 through 1971, Mr. Boyle was employed by the national accounting firm of Coopers & Lybrand L.L.P. as supervisor/senior audit staff. Mr. Boyle received a B.B.A. in Accounting from Manhattan College in 1965 and an M.B.A. in corporate finance from New York University in 1972.

     Steven K. Budd joined us in April 1996 as vice president, account group sales. He became executive vice president in July 1997 and chief operating officer in January 1998. From April, 1995 through April 1996, Mr. Budd was an independent consultant. From January 1994 through April 1995, Mr. Budd was employed by Innovex, Inc., a competing CSO, as a director of new business development. From 1989 through December 1993, Mr. Budd was employed by Professional Detailing Network (now known as Nelson Professional Sales, a division of Nelson Communications, Inc.), a competing CSO, as a vice president with responsibility for building sales teams and developing marketing strategies. Mr. Budd received a B.A. in history and education from Susquehanna University in 1978.

     Robert R. Higgins became our executive vice president-client programs in October 1998. He joined us as a district sales manager in August 1996. From 1965 to 1995, Mr. Higgins was employed by Burroughs Wellcome Co., where he was responsible for building and managing sales teams and developing and implementing marketing strategies. After he left Burroughs Wellcome and before he joined us, Mr. Higgins was self-employed. Mr. Higgins received a B.S. in biology from Kansas State University in 1964, and an MBA from North Texas State University in 1971.

     Gerald J. Mossinghoff became a director in May 1998. Mr. Mossinghoff is a former Assistant Secretary of Commerce and Commissioner of Patents and Trademarks of the Department of Commerce (1981 to 1985) and served as President of Pharmaceutical Research and Manufacturers of America from 1985 to 1996. Since 1997 he has been senior counsel to the law firm of Oblon, Spivak, McClelland, Maier and Newstadt of Arlington, Virginia. Mr. Mossinghoff has been a visiting professor of Intellectual Property Law at the George Washington University Law School since 1997 and Adjunct Professor of Law at George Mason University School of Law since 1997. Mr. Mossinghoff served as United States Ambassador to the Diplomatic Conference on the Revision of the Paris Convention from 1982 to 1985 and as Chairman of the General Assembly of the United Nations World Intellectual Property Organization from 1983 to 1985. He is also a former Deputy General Counsel of the National Aeronautics and Space Administration (1976 to 1981).
Mr. Mossinghoff received an electrical engineering degree from St. Louis University in 1957 and a juris doctor degree with honors from the George Washington University Law School in 1961. He is a member of the Order of the Coif and is a Fellow in the National Academy of Public Administration. He is the recipient of many honors, including NASA's Distinguished Service Medal and the Secretary of Commerce Award for Distinguished Public Service.

     John M. Pietruski became a director in May 1998. Since 1990 Mr. Pietruski has been the chairman of the board of Texas Biotechnology Corp., a pharmaceutical research and development company. He is a retired chairman of the board and chief executive officer of Sterling Drug Inc. where he was employed from 1977 until his retirement in 1988. Mr. Pietruski is a member of the boards of directors of Hershey Foods Corporation, GPU, Inc., and Lincoln National Corporation. Mr. Pietruski graduated Phi Beta Kappa with a B.S. in business administration with honors from Rutgers University in 1954 and currently serves as a regent of Concordia College.

     Jan Martens Vecsi became a director in May 1998. Ms. Vecsi is the sister-in-law of John P. Dugan, our chairman. Ms. Vecsi was employed by Citibank, N.A. from 1967 through 1996 when she retired. Starting in 1984 she served as the senior human resources officer and vice president of the Citibank Private Bank. Ms. Vecsi received a B.A. in psychology and elementary education from Immaculata College in 1965.

     Our board of directors is divided into three classes. Each year the stockholders elect the members of one of the three classes to a three-year term of office. Messrs. Saldarini and Pietruski serve in the class whose term expires in 2000; Messrs. Dugan and Mossinghoff serve in the class whose term expires in 2001; and Ms. Vecsi serves in the class whose term expires in 2002.

     Our board of directors has an audit committee and a compensation committee. The audit committee reviews the scope and results of the audit and other services provided by our independent accountants and our internal controls. The compensation committee is responsible for the approval of compensation arrangements for our officers and the review of our compensation plans and policies.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth information concerning compensation paid for services in all capacities awarded to, earned by or paid to our chief executive officer and the other four most highly compensated executive officers during 1998 whose aggregate compensation exceeded $100,000.

                                                                                                     LONG-TERM
                                                                                                    COMPENSATION
                                                                                                       AWARDS
                                                                  ANNUAL COMPENSATION             ----------------
                                                          ------------------------------------    SHARES OF COMMON
                                                                                  OTHER ANNUAL    STOCK UNDERLYING
NAME AND PRINCIPAL POSITION                                SALARY      BONUS      COMPENSATION         OPTIONS
-------------------------------------------------------   --------    --------    ------------    ----------------
John P. Dugan
  Chairman of the board................................   $125,000    $     --      $ 18,994                --

Charles T. Saldarini
  President and chief executive officer................   $233,744    $275,000      $  2,394                --

Steven K. Budd
  Chief operating officer and executive vice
  president............................................   $168,678    $178,000      $  5,675                --

Bernard C. Boyle
  Chief financial officer, executive vice president,
  secretary and treasurer..............................   $155,833    $165,000      $  4,995                --

Robert R. Higgins
  Executive vice president.............................   $101,186    $ 45,000      $  3,477             7,500

     Option Grants. The following table sets forth certain information regarding grants of options made by us during 1998 to each of the executives named in the Summary Compensation Table.


                                     OPTION GRANTS IN LAST FISCAL YEAR INDIVIDUAL GRANTS
                                 ----------------------------------------------------------
                                                                                                POTENTIAL REALIZABLE VALUE
                                  NUMBER OF         PERCENT OF                                  AT ASSUMED ANNUAL RATES OF
                                   SHARES          TOTAL OPTIONS                                 STOCK PRICE APPRECIATION
                                 UNDERLYING         GRANTED TO      EXERCISE                        FOR OPTION TERM(1)
                                   OPTIONS         EMPLOYEES IN       PRICE      EXPIRATION    ---------------------------
NAME                               GRANTED         FISCAL YEAR      ($/SHARE)      DATE         0%        5%        10%
------------------------------   --------------    -------------    ---------    ----------    ----    -------    --------
John P. Dugan.................            --             --               --            --       --         --          --
Charles T. Saldarini..........            --             --               --            --       --         --          --
Steven K. Budd................            --             --               --            --       --         --          --
Bernard C. Boyle..............            --             --               --            --       --         --          --
Robert R. Higgins.............         7,500(2)         2.0%         $ 16.00      05/20/08     $ --    $75,467    $191,249

------------------
(1) Potential realizable values are net of exercise price but before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration date of the options. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises are dependent on our future financial performance, overall market conditions and the option holder's continued employment through the vesting period. This table does not take into account any appreciation in the price of the common stock from the date of grant to the date of this prospectus.

(2) Options covering 2,500 shares vested on May 19, 1999 and options covering 2,500 shares will vest on each of May 19, 2000 and 2001.

     Option Exercises and Year-End Option Values. The following table sets forth information regarding the number and year-end value of unexercised options held at December 31, 1998 by each of the executives named in the Summary Compensation Table.

                       FISCAL 1998 YEAR-END OPTION VALUES

                                                                  NUMBER OF SHARES UNDERLYING
                                                                     UNEXERCISED OPTIONS AT           VALUE OF UNEXERCISED
                                                                           FISCAL                   IN-THE-MONEY OPTIONS AT
                                                                          YEAR-END                    FISCAL YEAR-END(2)
                          SHARES ACQUIRED                         ----------------------------    ----------------------------
NAME                        ON EXERCISE      VALUE REALIZED(1)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-----------------------   ---------------    -----------------    -----------    -------------    -----------    -------------
John P. Dugan..........           --                    --               --              --               --              --
Charles T. Saldarini...           --                    --               --              --               --              --
Steven K. Budd.........           --                    --           13,063          26,126        $ 347,998       $ 695,997
Bernard C. Boyle.......        5,000             $ 108,825            4,331          18,661        $ 115,378       $ 497,129
Robert R. Higgins......           --                    --               --           7,500        $      --       $  91,875

------------------
(1) For purposes of this calculation, value is based upon the difference between the exercise price of the options, $1.61 per share, and the stock price on the exercise date of $23.375 per share.

(2) For the purposes of this calculation, value is based upon the difference between the exercise price of the options, $1.61 per share in the case of Messrs. Budd and Boyle and $16.00 in the case of Mr. Higgins, and the stock price at December 31, 1998 of $28.25 per share.

EMPLOYMENT CONTRACTS

     In January 1998, we entered into an agreement with John P. Dugan providing for his appointment as chairman of the board and director of strategic planning. The agreement provides for an annual salary of $125,000, no cash bonuses and for participation in all executive benefit plans.

     In April 1998, we entered into an employment agreement with Charles T. Saldarini providing for his employment, as president and chief executive officer for a term expiring on February 28, 2003 subject to automatic one-year renewals unless either party gives written notice 180 days prior to the end of the then current term of the agreement. The agreement provides for an annual base salary of $275,000 and for participation in all executive benefit plans. The agreement also provides that Mr. Saldarini will be entitled to bonus and incentive compensation awards as determined by the compensation committee. Further, the agreement provides, among other things, that, if his employment is terminated without cause (as defined) or if Mr. Saldarini terminates his employment for good reason (as defined), we will pay him an amount equal to the salary which would have been payable to him over the unexpired current term of his employment agreement.

     In March 1998, we also entered into employment agreements with each of Messrs. Boyle and Budd, providing for Mr. Boyle's employment as chief financial officer and Mr. Budd's employment as chief operating officer. Mr. Boyle's agreement terminates on December 31, 2000 and Mr. Budd's agreement terminates on March 31, 2001. Each agreement is subject to automatic one-year renewals unless either party gives written notice 180 days prior to the end of the then current term of the agreement. The agreements provide for an annual base salary of $165,000 for Mr. Boyle and $178,605 for Mr. Budd and for their participation in all executive benefit plans. The agreements also provide that Messrs. Boyle and Budd are entitled to bonus and incentive compensation awards as determined by the compensation committee. Each agreement also provides, among other things, that, if we terminate the employee's employment without cause (as defined) or the employee terminates his employment for good reason (as defined), we will pay the employee an amount equal to the salary which would have been payable over the unexpired term of the employment agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     None of the directors serving on the compensation committee of the board of directors is employed by us. In addition, none of our directors or executive officers is a director or executive officer of any other corporation that has a director or executive officer who is also a member of our board of directors.

1998 STOCK OPTION PLAN

     In order to attract and retain persons necessary for our success, in March 1998, our board of directors adopted our 1998 stock option plan reserving for issuance up to 750,000 shares. Officers, directors, key employees and consultants are eligible to receive incentive and/or non-qualified stock options under this plan. The plan, which has a term of ten years from the date of its adoption, is administered by the compensation committee. The selection of participants, allotment of shares, determination of price and other conditions relating to the purchase of options is determined by the compensation committee in its sole discretion. Incentive stock options granted under the plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the common stock on the date of the grant, except that the term of an incentive stock option granted under the plan to a stockholder owning more than 10% of the outstanding common stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the common stock on the date of the grant.

     At December 31, 1999, options for an aggregate of 637,173 shares were outstanding under the plan, including 64,189 granted to Steven Budd, our chief operating officer, 42,992 granted to Bernard Boyle, our chief financial officer, 22,500 granted to Robert Higgins, our executive vice president, and 11,250 granted to each of Gerald J. Mossinghoff, John M. Pietruski and Jan Martens Vecsi, our non-employee directors. In addition, as of December 31, 1999, options to purchase 33,653 shares of common stock had been exercised.

COMPENSATION OF DIRECTORS

     Each non-employee director receives an annual director's fee of $8,000, payable quarterly in arrears, plus $1,000 for each meeting attended in person and $150 for each meeting attended telephonically and reimbursement for travel costs and other out-of-pocket expenses incurred in attending each directors' meeting. In addition, committee members receive $200 for each committee meeting attended in person and $100 for each committee meeting attended telephonically. Under our stock option plan, each non-employee director is granted options to purchase 7,500 shares upon first being elected to our board of directors and options to purchase an additional 3,750 shares on the date of our annual meeting. All options have an exercise price equal to the fair market value of the common stock on the date of grant and vest one-third on the date of grant and one-third at the end of each subsequent year of service on the board.

401(K) PLAN

     We maintain a 401(k) retirement plan intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) plan is a defined contribution plan that covers employees at least 21 years of age, who have been employed for at least one year. Employees may contribute up to 15% of their annual wages (subject to an annual limit prescribed by the Code) as pre-tax salary deferral contributions. Effective January 1, 1997, we committed to make mandatory contributions to the 401(k) plan to match employee contributions up to a maximum of 2% of each participating employee's annual wages. Our contribution to the 401(k) plan for 1998 was approximately $657,000.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

     Our certificate of incorporation provides mandatory indemnification rights to any officer or director who, by reason of the fact that he or she is an officer or director, is involved in a legal proceeding of any nature. These indemnification rights include reimbursement for expenses incurred by an officer or director in advance of the final disposition of a legal proceeding in accordance with the applicable provisions of the DGCL. We have been informed that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

     In connection with our efforts to recruit sales representatives, we place advertisements in various print publications. These ads are placed on our behalf through Boomer & Son, Inc., which receives commissions from the publications. Prior to 1998, B&S was wholly-owned by John P. Dugan, our chairman of the board. At the end of 1997 Mr. Dugan transferred his interest in B&S to his son, Thomas Dugan, and daughter-in-law, Kathleen Dugan. John P. Dugan is not actively involved in B&S; however, his son, Thomas Dugan, is active in B&S. For the year ended December 31, 1998 we purchased $1.8 million of advertising through B&S and B&S received commissions of $239,000. For the period ended September 30, 1999, we purchased $2.2 million of advertising through B&S and B&S received commissions of $345,000. All ads were placed at the stated rates set by the publications in which they appeared. In addition, we believe that the amounts paid to B&S were no less favorable than would be available in an arms-length negotiated transaction with an unaffiliated entity.

     Peter Dugan, the son of John P. Dugan, our chairman of the board, is employed by us as director of new business development. In 1998, compensation paid or accrued to Peter Dugan was $103,000.

     In May 1998, immediately prior to our initial public offering, we made a final cash distribution of $5.8 million to our then existing stockholders. This distribution reflected stockholders' equity as of March 31, 1998 plus our earnings from April 1, 1998 to May 18, 1998. No similar distributions have been made since and it is not anticipated that any will be made in the future.

     In April 1998, we loaned $1.4 million to our president and chief executive officer, Charles T. Saldarini. The proceeds of this loan were used by Mr. Saldarini to pay income taxes relating to his receipt of shares of common stock in January 1997. This loan is for a term of three years, bears interest at a rate equal to 5.4% per annum payable quarterly in arrears and is secured by a pledge of the shares held by Mr. Saldarini.

     In November 1998, we agreed to loan $250,000 to Steven Budd, our executive vice president and chief operating officer, in connection with his relocation and purchase of a primary residence. This loan is for a term of ten years, subject to acceleration upon termination of employment, bears interest at the rate of 5.5% per annum payable quarterly in arrears and is secured by a pledge of Mr. Budd's rights under his stock option agreement and any shares issuable thereunder. We funded $100,000 of this loan in November 1998 and the remainder in February 1999.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale of the shares offered by this prospectus, by:

     o each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

     o each of our directors;

     o each executive officer named in the Summary Compensation Table above;

     o each selling stockholder; and

     o all of our directors and executive officers as a group.

     Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock owned by them. All information with respect to beneficial ownership has been furnished to us by the respective stockholder. The address for each of Messrs. Dugan and Saldarini is c/o Professional Detailing, Inc., 10 Mountainview Road, Upper Saddle River, New Jersey 07458.

                                                           SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                                  OWNED                                OWNED
                                                           PRIOR TO OFFERING(1)     SHARES       AFTER OFFERING(1)
                                                           --------------------      BEING      --------------------
NAME OF BENEFICIAL OWNER                                    NUMBER      PERCENT     OFFERED      NUMBER      PERCENT
--------------------------------------------------------   ---------    -------    ---------    ---------    -------
John P. Dugan...........................................   6,344,878      53.0%    1,000,000    5,344,878      40.0%
Charles T. Saldarini....................................   1,117,684       9.3%      275,000      842,684       6.3%
Steven K. Budd..........................................      39,589(2)   *               --       39,589(2)   *
Bernard C. Boyle........................................      27,992(3)   *               --       27,992(3)   *
Robert Higgins..........................................       7,500(4)   *               --        7,500(4)   *
John M. Pietruski.......................................       8,250(5)   *               --        8,250(5)   *
Jan Martens Vecsi.......................................       6,250(6)   *               --        6,250(6)   *
Gerald J. Mossinghoff...................................       6,250(6)   *               --        6,250(6)   *
Frank Smith.............................................     164,540       1.4%       16,454      148,086       1.1%
Marc Julius.............................................     164,540       1.4%       16,454      148,086       1.1%
Gail Keppler............................................     164,540       1.4%       16,454      148,086       1.1%
Gary Silverman..........................................     164,540       1.4%       16,454      148,086       1.1%
John McNichol...........................................     164,540       1.4%       16,454      148,086       1.1%
Robin Putzrath..........................................     164,540       1.4%       16,454      148,086       1.1%
Mary Attig..............................................      82,270      *            8,227       74,043      *
Bill Wrubel.............................................      82,270      *            8,227       74,043      *
Eric Rodes..............................................      55,740      *            5,574       50,166      *
H. Dennis Zanella.......................................      49,362      *            4,936       44,426      *
All executive officers and directors as a group
  (8 persons)...........................................   7,558,393(7)   62.7%                 6,283,393(7)   46.7%

------------------
* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes 39,189 shares issuable pursuant to options exercisable within 60 days of the date hereof.

(3) Includes 22,992 shares issuable pursuant to options exercisable within 60 days of the date hereof.

(4) Includes 2,500 shares issuable pursuant to options exercisable within 60 days of the date of this prospectus.

(5) Includes 6,250 shares issuable pursuant to options exercisable within 60 days of the date of this prospectus.

(6) Represents shares issuable pursuant to options exercisable within 60 days of the date of this prospectus.

(7) Includes 83,431 shares issuable pursuant to options exercisable within 60 days of the date of this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 30,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of December 31, 1999, there were 11,973,441 shares of common stock and no shares of preferred stock issued and outstanding. As of December 31, 1999, options to purchase 637,173 shares of common stock were outstanding.

     The statements under this caption are brief summaries of material provisions of our certificate of incorporation and bylaws. These summaries do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, those documents.

COMMON STOCK

     Holders of our common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50% of our common stock voting for the election of directors can elect all of the directors up for election if they choose to do so. If this event occurs, the holders of the remaining shares of our common stock will not be able to elect any person to our board of directors. Subject to the rights of the holders of shares of our preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be from time to time declared by our board of directors out of funds legally available for this purpose. Holders of our common stock are not entitled to any preemptive, conversion, redemption, subscription or similar rights. In the event we liquidate or dissolve, whether voluntarily or involuntarily, holders of our common stock are entitled to share proportionately in any assets which remain after we have paid all of our debts and other liabilities and reserved any amounts due to holders of our outstanding preferred stock.

PREFERRED STOCK

     Our certificate of incorporation authorizes our board of directors to issue, from time to time, up to five million shares of preferred stock in one or more series. The board is authorized to fix or alter the specific rights of each series, including:

     o dividend rights,

     o dividend rates,

     o conversion rights,

     o voting rights,

     o terms of redemption,

     o redemption prices,

     o liquidation preferences, and

     o the number of shares of each series.

The issuance of preferred stock could delay, deter or prevent a change in control.

CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation provides that none of our directors will be liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to us or our stockholders;

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o in respect of certain unlawful dividend payments or stock redemptions or repurchases; or

     o for any transaction from which the director derived an improper personal benefit.

     These provisions effectively eliminate our right and the right of our stockholders, through stockholders' derivative suits, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

     Our bylaws require that we indemnify our legal representatives, directors and officers and any person who is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, to the fullest extent authorized by the DGCL. We also have officers' and directors' liability insurance in the amount of $15 million for members of our board of directors and executive officers.

     Our certificate of incorporation and bylaws include provisions which may delay, deter or prevent a future takeover or change in control unless the transaction is approved by our board of directors. These provisions may also render the removal of directors and management more difficult.

     Our certificate of incorporation divides our board of directors into three classes, as equal in number as possible, serving staggered, three-year terms. Our bylaws contain provisions requiring stockholders to give us prior notice of their intent to either nominate a director or submit a proposal for consideration at the annual meeting. In general, we must receive notice no less than 120 days prior to the meeting. This notice must contain specified information regarding the person to be nominated or the matter to be brought before the meeting and the stockholder submitting the proposal.

DELAWARE ANTI-TAKEOVER LAW

     We are subject to the provisions of Section 203 of the DGCL. The DGCL generally prohibits a publicly-held company from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board or unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock. This statute could prohibit or delay the consummation of mergers or other transactions resulting in a change of control and, accordingly, may discourage attempts to acquire us.

REGISTRATION RIGHTS

     In connection with our acquisition of TVG, we agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission covering the 1,256,882 shares issued in the merger on or before February 6, 2000 and to use our best efforts to cause such registration statement to be declared effective promptly after that registration statement is filed. Generally, we are required to keep the registration statement current and available for use for one year or until all the registered shares have been sold. The TVG stockholders were also granted certain "piggy-back" registration rights. As a result of those piggy-back rights, 125,688 shares are being sold by ten stockholders in this offering. With respect to the remaining 1,131,194 shares, the TVG stockholders have agreed to defer the required filing of a registration statement until the 270th day following the date of this prospectus.

                                  UNDERWRITERS

     Under the terms and conditions contained in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and William Blair & Company, L.L.C. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed, severally, to sell to them, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                                                        NUMBER OF
                                                NAME                                                     SHARES
                                                                                                        ---------
Morgan Stanley & Co. Incorporated....................................................................   1,320,000
William Blair & Company, L.L.C.......................................................................   1,080,000
George K. Baum & Company.............................................................................      80,000
First Union Securities, Inc..........................................................................      80,000
Edward D. Jones & Co., L.P...........................................................................      80,000
Pennsylvania Merchant Group LTD......................................................................      80,000
Prudential Securities Incorporated...................................................................      80,000
                                                                                                        ---------
  Total..............................................................................................   2,800,000
                                                                                                        ---------
                                                                                                        ---------

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered in this offering are subject to the approval of various legal matters by their counsel and to other delineated conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the underwriters' over-allotment option described below, if any shares are taken.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to dealers at a price that represents a concession not in excess of $.99 a share under the public offering price. Any underwriter may allow, and the dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 420,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered in this offering. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to public would be $90,160,000, the total underwriters' discounts and commission would be $5,313,000 and total proceeds to us and the selling stockholders would be $42,405,371 and $42,441,629, respectively.

     We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $750,000.

     We and our directors, executive officers and certain of our stockholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, he, she or it will not, subject to limited exceptions, directly or indirectly:

     o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from us); or

     o enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     o the sale of shares to the underwriters;

     o the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

     o the issuance by us of additional options to purchase shares of common stock under our existing stock option plan, provided that those options are not exercisable during the 90-day lock-up period; or

     o transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases the previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Various legal matters in connection with this offering will be passed upon for us by Morse, Zelnick, Rose & Lander, LLP, New York, New York and for the underwriters by Ropes & Gray, Boston, Massachusetts. Various legal matters relating to rules and regulations promulgated by the FDA and other regulatory matters will be passed upon for us by Farkas & Manelli, P.L.L.C., Washington, D.C. Members and affiliates of Morse, Zelnick, Rose & Lander, LLP own in the aggregate approximately 5,600 shares of our common stock.

                                    EXPERTS

     The audited consolidated financial statements included in this prospectus, except as they relate to TVG, Inc., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to TVG, Inc., by Grant Thornton LLP, for 1997 and 1998, and by Arthur Andersen LLP, for 1996, independent accountants, whose reports thereon appear herein. Such financial statements have been included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information we file with the SEC at its Public Reference Room at 450 Fifth Avenue, N.W., Washington, D.C., 20549 and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market. You can inspect and copy our reports and other information at the offices of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

     We filed a registration statement on Form S-3 to register with the SEC the shares covered by this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information.

     We incorporate by reference the documents listed below:

     o Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     o Current report on Form 8-K dated May 12, 1999; and

     o Quarterly Reports on Form 10-Q for the three, six and nine months ended March 31, June 30 and September 30, 1999, respectively.


     o Quarterly Reports of Form 10-Q/A for the six and nine months ended June 30 and September 30, 1999, respectively.


     All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 15(d) or 16 of the Exchange Act, prior to the termination of this offering, will be deemed to be incorporated by reference into this prospectus.

     You may request a copy of our annual, quarterly and special reports, proxy statements and other information at no cost, by writing or telephoning us at the following address:

        Professional Detailing, Inc.
        Attention: Investor Relations
        10 Mountainview Road
        Upper Saddle River, NJ 07458
        (201) 258-8450

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

Reports of Independent Accountants.........................................................................    F-2

Consolidated Balance Sheets for Years Ended December 31, 1997 and 1998.....................................    F-5

Consolidated Statements of Operations for Years Ended December 31, 1996, 1997 and 1998.....................    F-6

Consolidated Statements of Cash Flows for Years Ended December 31, 1996, 1997 and 1998.....................    F-7

Consolidated Statements of Stockholders' Equity for Years Ended December 31, 1996, 1997
  and 1998.................................................................................................    F-8

Notes to Consolidated Financial Statements.................................................................    F-9

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of September 30, 1999 and December 31, 1998.................................   F-20

Consolidated Statements of Operations for the Three and Nine Months
  Ended September 30, 1999 and 1998........................................................................   F-21

Consolidated Statements of Cash Flows for the Nine Months Ended
  September 30, 1999 and 1998..............................................................................   F-22

Notes to Interim Consolidated Financial Statements.........................................................   F-23

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and
Stockholders of Professional Detailing, Inc.:

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Professional Detailing, Inc. and its subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for the three years ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TVG, Inc., a wholly-owned subsidiary, which statements reflect total assets of $7,450,369 and $9,423,141 at December 31, 1998 and 1997, respectively, and total revenues of $18,340,216, $20,569,036 and $16,076,397 for the years ended December 31, 1998,
1997 and 1996, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for TVG, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.

                                          /s/ PRICEWATERHOUSECOOPERS LLP

Florham Park, New Jersey
February 8, 1999,
except as to the pooling of
interests with TVG, Inc.
which is as of May 12,
1999 and Note 21 which
is as of August 31, 1999.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors
TVG, Inc.

     We have audited the accompanying balance sheets of TVG, Inc. (a Delaware corporation), as of December 31, 1998 and 1997, and the related statements of income and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial staements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of TVG, Inc., as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Grant Thornton LLP
Philadelphia, Pennsylvania
February 3, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To TVG, Inc.:

We have audited the acompanying balance sheets of TVG, Inc. (a Delaware corporation) as of December 31, 1996, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVG, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
February 14, 1997

                          PROFESSIONAL DETAILING, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                             DECEMBER 31,
                                                                                      --------------------------
                                                                                         1997           1998
                                                                                      -----------    -----------
                                      ASSETS
Current assets:
  Cash and cash equivalents........................................................   $ 7,762,299    $56,989,233
  Short-term investments...........................................................     1,281,966      2,422,111
  Contract payments receivable.....................................................     6,676,373      8,426,029
  Unbilled costs and accrued profits on contracts in progress......................     3,688,903      3,578,341
  Deferred training................................................................       407,255      1,222,103
  Receivable from affiliate, net...................................................        27,161             --
  Other current assets.............................................................       364,968        771,135
  Deferred tax asset...............................................................            --        368,400
                                                                                      -----------    -----------
Total current assets...............................................................    20,208,925     73,777,352
Net property, plant & equipment:...................................................     1,659,082      3,070,397
Other long-term assets.............................................................            --        542,606
                                                                                      -----------    -----------
Total assets.......................................................................   $21,868,007    $77,390,355
                                                                                      -----------    -----------
                                                                                      -----------    -----------
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................................   $   834,260    $ 1,311,648
  Payable to affiliate.............................................................            --         56,236
  Notes payable....................................................................     1,352,998             --
  Accrued incentives...............................................................     3,755,199      7,590,954
  Accrued salaries and wages.......................................................     1,658,332      2,614,878
  Unearned contract revenue........................................................     9,011,855      9,627,035
  Other accrued expenses...........................................................     3,012,418      5,528,701
                                                                                      -----------    -----------
Total current liabilities..........................................................    19,625,062     26,729,452
                                                                                      -----------    -----------
Long-term liabilities:
  Deferred tax liability...........................................................            --         32,000
  Other long-term liabilities......................................................       595,501        263,455
                                                                                      -----------    -----------
Total long-term liabilities........................................................       595,501        295,455
                                                                                      -----------    -----------
Total liabilities..................................................................    20,220,563     27,024,907
                                                                                      -----------    -----------
Commitments and contingencies (note 15)
Stockholders' equity:
  Common stock, $.01 par value; 30,000,000 shares authorized; shares issued and
     outstanding, 1997 -- 9,109,963; 1998 -- 12,334,963............................        91,100        123,350
  Preferred stock, $.01 par value, 5,000,000 shares authorized, no shares issued
     and outstanding...............................................................            --             --
Additional paid-in capital.........................................................     5,422,979     47,637,593
Retained earnings (deficit)........................................................    (2,925,837)     4,896,066
Accumulated other comprehensive income.............................................        54,527          5,161
Treasury stock, at cost -- 388,519 shares..........................................      (812,171)      (812,171)
Deferred compensation..............................................................      (101,822)       (56,557)
Loan to officer....................................................................       (81,332)    (1,427,994)
                                                                                      -----------    -----------
Total stockholders' equity.........................................................     1,647,444     50,365,448
                                                                                      -----------    -----------
Total liabilities & stockholders' equity...........................................   $21,868,007    $77,390,355
                                                                                      -----------    -----------
                                                                                      -----------    -----------

  The accompanying notes are an integral part of these consolidated financial statements

                          PROFESSIONAL DETAILING, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------------
                                                                        1996            1997            1998
                                                                    ------------    ------------    ------------
Revenue..........................................................   $ 49,089,757    $ 75,243,022    $119,421,353
Program expenses (including related party amounts of $671,810,
  $1,564,606, and $1,753,018 for the periods ended December 31,
  1996, 1997 and 1998, respectively).............................     35,738,125      55,854,196      87,840,355
                                                                    ------------    ------------    ------------
Gross profit.....................................................     13,351,632      19,388,826      31,580,998
                                                                    ------------    ------------    ------------
Compensation expense.............................................      8,518,551      12,020,784      15,779,396
Bonus to majority stockholder....................................      1,500,000       2,243,000
Stock grant expense..............................................             --       4,470,000              --
Other general, selling & administrative expenses.................      3,509,385       4,748,888       6,545,971
                                                                    ------------    ------------    ------------
Total general, selling & administrative expenses.................     13,527,936      23,482,672      22,325,367
                                                                    ------------    ------------    ------------
Operating income (loss)..........................................       (176,304)     (4,093,846)      9,255,631
Other income, net................................................        275,163         376,099       2,273,776
                                                                    ------------    ------------    ------------
Income (loss) before provision for taxes.........................         98,859      (3,717,747)     11,529,407
Provision for income taxes.......................................        207,670         125,973       1,691,181
                                                                    ------------    ------------    ------------
Net income (loss)................................................   $   (108,811)   $ (3,843,720)   $  9,838,226
                                                                    ------------    ------------    ------------
                                                                    ------------    ------------    ------------
Basic net income (loss) per share................................   $      (0.01)   $      (0.44)   $       0.92
                                                                    ------------    ------------    ------------
                                                                    ------------    ------------    ------------
Diluted net income (loss) per share..............................   $      (0.01)   $      (0.44)   $       0.91
                                                                    ------------    ------------    ------------
                                                                    ------------    ------------    ------------
Basic weighted average number of shares outstanding..............      9,063,779       8,729,608      10,684,264
                                                                    ------------    ------------    ------------
                                                                    ------------    ------------    ------------
Diluted weighted average number of shares outstanding............      9,063,779       8,729,608      10,813,928
                                                                    ------------    ------------    ------------
                                                                    ------------    ------------    ------------
PRO FORMA DATA (UNAUDITED) (see note 18):
Income (loss) before provision for taxes, as reported............   $     98,859    $ (3,717,747)   $ 11,529,407
Pro forma provision for income tax...............................         39,544              --       4,611,763
                                                                    ------------    ------------    ------------
Pro forma net income (loss)......................................   $     59,315    $ (3,717,747)   $  6,917,644
                                                                    ------------    ------------    ------------
                                                                    ------------    ------------    ------------
Pro forma basic net income (loss) per share......................          $0.01          $(0.43)          $0.65
Pro forma diluted net income (loss) per share....................          $0.01          $(0.43)          $0.64
Pro forma basic weighted average number of shares outstanding....      9,063,779       8,729,608      10,684,264
                                                                    ------------    ------------    ------------
                                                                    ------------    ------------    ------------
Pro forma diluted weighted average number of shares
  outstanding....................................................      9,063,779       8,729,608      10,813,928
                                                                    ------------    ------------    ------------
                                                                    ------------    ------------    ------------

  The accompanying notes are an integral part of these consolidated financial statements

                          PROFESSIONAL DETAILING, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                         ----------------------------------------
                                                                            1996          1997           1998
                                                                         ----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss) from operations...................................   $ (108,811)   $(3,843,720)   $ 9,838,226
     Adjustments to reconcile net income (loss) to net cash provided by operating activities:
          Depreciation................................................      387,295        461,429        697,123
          Deferred rent and compensation..............................       82,342        136,739       (106,017)
          Loss on disposal of equipment...............................           --             --         87,517
          Non-cash compensation expense--stock grant to officer.......           --      4,050,000             --
          Non-cash compensation expense--stock options................           --         42,030         45,265
          Deferred taxes, net.........................................      (41,135)       125,973       (336,400)
     Other changes in assets and liabilities:
          (Increase) decrease in contract payments receivable.........   (1,698,010)       585,232     (1,749,656)
          (Increase) decrease in unbilled costs.......................      327,642     (1,796,860)       110,562
          (Increase) decrease in deferred training....................       28,054        (77,270)      (814,848)
          (Increase) in other current assets..........................      (56,210)      (230,421)      (406,167)
          (Increase) in other long-term assets........................           --             --       (542,606)
          Increase (decrease) in trade accounts payable...............      242,852        (52,527)       477,388
          Increase (decrease) in accrued liabilities..................    3,511,162     (1,014,332)     4,792,301
          Increase (decrease) in unearned contract revenue............     (533,378)     3,837,727        615,180
          Increase (decrease) in payable to affiliate.................      284,877       (138,859)        56,236
          Increase in other current liabilities.......................      819,322      1,513,212      2,452,815
          (Decrease) in other long-term liabilities...................           --             --       (162,561)
                                                                         ----------    -----------    -----------
Net cash provided by operating activities.............................    3,246,002      3,598,353     15,054,358
                                                                         ----------    -----------    -----------
CASH FLOWS (USED IN) INVESTING ACTIVITIES
  Purchase of short-term investments..................................     (381,040)      (317,542)    (1,189,511)
  Purchase of property and equipment..................................     (556,445)      (705,191)    (2,195,955)
  Advances to affiliate...............................................     (369,204)            --             --
  Repayments of advances from affiliate...............................           --        196,025         27,161
                                                                         ----------    -----------    -----------
Net cash used in investing activities.................................   (1,306,689)      (826,708)    (3,358,305)
                                                                         ----------    -----------    -----------
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
  Proceeds from issuance of note payable..............................           --        100,000             --
  Payments on note payable............................................     (122,129)       (92,486)       (68,365)
  Distributions to S corporation stockholders.........................           --             --     (6,200,351)
  Net proceeds from issuance of common stock..........................           --             --     46,430,892
  Purchase of treasury stock..........................................     (751,084)      (134,050)            --
  Proceeds from sale of treasury stock................................       39,264         27,285             --
  Loans from stockholders.............................................           --      1,284,633     (1,284,633)
  Loan to stockholders................................................           --             --     (1,427,994)
  Repayments of stockholders loans....................................       39,302        147,316         81,332
                                                                         ----------    -----------    -----------
Net cash provided by (used in) financing activities...................     (794,647)     1,332,698     37,530,881
                                                                         ----------    -----------    -----------
Net increase in cash and cash equivalents.............................    1,144,666      4,104,343     49,226,934
Cash and cash equivalents--beginning..................................    2,513,290      3,657,956      7,762,299
                                                                         ----------    -----------    -----------
Cash and cash equivalents--ending.....................................   $3,657,956    $ 7,762,299    $56,989,233
                                                                         ----------    -----------    -----------
                                                                         ----------    -----------    -----------

Cash paid for interest................................................   $    6,012    $    43,612    $    29,131
                                                                         ----------    -----------    -----------
                                                                         ----------    -----------    -----------
Cash paid for taxes...................................................   $  205,701    $    56,800    $ 1,698,815
                                                                         ----------    -----------    -----------
                                                                         ----------    -----------    -----------

  The accompanying notes are an integral part of these consolidated financial statements

                          PROFESSIONAL DETAILING, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     COMMON STOCK          TREASURY STOCK                                ADDITIONAL
                                                 ---------------------   -------------------   DEFERRED     STOCKHOLDER    PAID IN
                                                   SHARES      AMOUNT    SHARES     AMOUNT    COMPENSATION     LOAN        CAPITAL
                                                 ----------   --------   -------   ---------  ------------  -----------  -----------
Balance--December 31, 1995, as previously
  reported......................................  7,464,562   $ 74,646             $      --   $       --   $  (10,340)  $        --
  Adjustment for pooling of interests with
    TVG.........................................  1,645,401     16,454    47,935     (50,827)                              1,214,500
                                                 ----------   --------   -------   ---------   ----------   -----------  -----------
Balance--December 31, 1995, as restated.........  9,109,963     91,100    47,935     (50,827)                  (10,340)    1,214,500
                                                 ----------   --------   -------   ---------   ----------   -----------  -----------
Net (loss) for the year ended December 31,
  1996..........................................
Unrealized investment holding (losses), net.....
Comprehensive (loss)............................
Purchase of treasury stock......................                         365,383    (775,196)
Sale of treasury stock..........................                         (44,340)     59,337                                  14,627
Net repayment of stockholder notes..............
                                                 ----------   --------   -------   ---------   ----------   -----------  -----------
Balance--December 31, 1996......................  9,109,963     91,100   368,978    (766,686)                  (10,340)    1,229,127
                                                 ----------   --------   -------   ---------   ----------   -----------  -----------
Net (loss) for the year ended December 31,
  1997..........................................
Unrealized investment holding gains, net........
Comprehensive (loss)............................
Purchase of treasury stock......................                          57,589    (134,050)
Sale of treasury stock..........................                         (38,048)     88,565
Repayment of stockholder loan...................                                                                10,340
Stock grant.....................................                                                                           4,050,000
Deferred compensation--stock options............                                                 (101,822)                   143,852
                                                 ----------   --------   -------   ---------   ----------   -----------  -----------
Balance--December 31, 1997......................  9,109,963     91,100   388,519    (812,171)    (101,822)                 5,422,979
Net income for the year ended December 31,
  1998..........................................
Unrealized investment holding (losses), net.....
Comprehensive income............................
Issuance of common stock........................  3,225,000     32,250                                                    46,398,642
Purchase of common stock........................
Stockholders' distribution......................                                                                         (4,184,028)
Amortization of deferred compensation expense...                                                   45,265
Loan to officer.................................                                                            (1,346,662)
                                                 ----------   --------   -------   ---------   ----------   -----------  -----------
Balance--December 31, 1998...................... 12,334,963   $123,350   388,519   $(812,171)  $  (56,557)  $(1,346,662) $47,637,593
                                                 ----------   --------   -------   ---------   ----------   -----------  -----------
                                                 ----------   --------   -------   ---------   ----------   -----------  -----------

                                                     NOTE                  ACCUMULATED
                                                  RECEIVABLE   RETAINED       OTHER
                                                  FROM SALE    EARNINGS    COMPREHENSIVE
                                                   OF STOCK    (DEFICIT)   INCOME (LOSS)     TOTAL
                                                  ----------  -----------  -------------  -----------
Balance--December 31, 1995, as previously
  reported......................................  $      --   $  (742,392)   $      --    $  (678,086)
  Adjustment for pooling of interests with
    TVG.........................................   (161,630)    1,769,086                   2,787,583
                                                  ----------  -----------    ---------    -----------
Balance--December 31, 1995, as restated.........   (161,630)    1,026,694                   2,109,497
                                                  ----------  -----------    ---------    -----------
Net (loss) for the year ended December 31,
  1996..........................................                 (108,811)                   (108,811)
Unrealized investment holding (losses), net.....                                (6,927)        (6,927)
                                                                                          -----------
Comprehensive (loss)............................                                             (115,738)
Purchase of treasury stock......................                                             (775,196)
Sale of treasury stock..........................    (34,700)                                   39,264
Net repayment of stockholder notes..............     39,302                                    39,302
                                                  ----------  -----------    ---------    -----------
Balance--December 31, 1996......................   (157,028)      917,883       (6,927)    (1,297,129)
                                                  ----------  -----------    ---------    -----------
Net (loss) for the year ended December 31,
  1997..........................................               (3,843,720)                 (3,843,720)
Unrealized investment holding gains, net........                                61,454         61,454
                                                                                          -----------
Comprehensive (loss)............................                                           (3,782,266)
Purchase of treasury stock......................                                             (134,050)
Sale of treasury stock..........................     75,696                                   164,261
Repayment of stockholder loan...................                                               10,340
Stock grant.....................................                                            4,050,000
Deferred compensation--stock options............                                               42,030
                                                  ----------  -----------    ---------    -----------
Balance--December 31, 1997......................    (81,332)   (2,925,837)      54,527      1,647,444
Net income for the year ended December 31,
  1998..........................................                9,838,226                   9,838,226
Unrealized investment holding (losses), net.....                               (49,366)       (49,366)
                                                                                          -----------
Comprehensive income............................                                            9,788,860
Issuance of common stock........................                                           46,430,892
Purchase of common stock........................                                                   --
Stockholders' distribution......................               (2,016,323)                 (6,200,351)
Amortization of deferred compensation expense...                                               45,265
Loan to officer.................................                                           (1,346,662)
                                                  ----------  -----------    ---------    -----------
Balance--December 31, 1998......................  $ (81,332)  $ 4,896,066    $   5,161    $50,365,448
                                                  ----------  -----------    ---------    -----------
                                                  ----------  -----------    ---------    -----------

  The accompanying notes are an integral part of these consolidated financial statements

                          PROFESSIONAL DETAILING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

     Professional Detailing, Inc. ("PDI" and, together with its wholly owned subsidiaries, the "Company") is a leading and rapidly growing contract sales organization, providing customized product detailing programs and other marketing and promotion services to the United States pharmaceutical industry.

  Principles of Consolidation

     The consolidated financial statements include accounts of PDI and its wholly owned subsidiary, TVG, Inc. ("TVG"). All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Significant estimates include accrued incentives payable to employees.

  Revenue Recognition

     The Company uses a variety of contract structures with its clients. Product detailing contracts generally are for a term of one year, although some contracts have a two-year term. Generally, contracts provide for a fee to be paid to the Company based on its ability to deliver a specified package of services. In the case of product detailing programs, PDI may also be entitled to additional fees based upon the success of the program and/or subject to penalties for failing to meet stated performance benchmarks. Performance benchmarks usually are a minimum number of sales representatives or minimum number of calls. PDI's contracts also usually provide that it is entitled to a fee for each sales representative hired by the client during or at the conclusion of a program.

     Most contracts may be terminated by the client for any reason on 30 to 90 days notice. Many of PDI's contracts provide for the client to pay PDI a termination fee if a contract is terminated without cause. These penalties may not act as an adequate deterrent to the termination of any contract and may not offset the revenue which PDI could have earned under the contract had it not been terminated and it may not be sufficient to reimburse PDI for the costs which it may incur as a result of its termination. Contracts may also be terminated for cause if PDI fails to meet stated performance benchmarks. The loss or termination of a large contract or of multiple contracts could adversely affect PDI's future revenue and profitability. To date, no programs have been terminated for cause.

     Revenue is earned primarily by performing services under contracts and is recognized as the services are performed and the right to receive payment for such services is assured. In the case of contracts relating to product detailing programs, revenue is recognized net of any potential penalties until the performance criteria eliminating the penalties have been achieved. Bonus and other performance incentives as well as termination payments are recognized as revenue in the period earned and when payment of the bonus, incentive or other payment is assured.

     Program expenses consist primarily of the costs associated with the execution of product detailing programs or other marketing and promotional services identified in the contract. Program expenses include all personnel costs and other costs, including facility rental fees, honoraria and travel expenses, associated with executing a product detailing or other marketing or promotional services, as well as the initial direct costs associated with staffing a product detailing program. Personnel costs, which constitute the largest portion of program expenses, include all labor related costs, such as salaries, bonuses, fringe benefits and payroll taxes for the sales representatives, managers and professional staff who are directly responsible for the rendering of services in

                          PROFESSIONAL DETAILING, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

connection with a particular program. Initial direct program costs are the costs associated with initiating a product detailing program, such as recruiting, hiring and training the sales representatives who staff a particular product detailing program. All personnel costs and initial direct program costs, other than training costs, are expensed as incurred. Training costs include the costs of training the sales representatives and managers on a particular product detailing program so that they are qualified to properly render the services specified in the related contract. Training costs are deferred and amortized on a straight-line basis over the shorter of (i) the life of the contract to which they relate or (ii) 12 months.

  Fair Value of Financial Instruments

     The book values of cash and cash equivalents, contract payments receivable, accounts payable and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. At December 31, 1997, the fair value of the Company's note payable was estimated based on the current rates offered to the Company for debt of similar terms and maturities. Under this method, the fair value of the Company's note payable was not significantly different than its book value at December 31, 1997.

  Unbilled Costs and Accrued Profits and Unearned Contract Revenue

     In general, contractual provisions, including predetermined payment schedules or submission of appropriate billing detail, establish the prerequisites for billings. Unbilled costs and accrued profits arise when services have been rendered and payment is assured but clients have not been billed. These amounts are classified as a current asset. Normally, in the case of product detailing contracts, the clients agree to pay PDI a portion of the fee due under a contract in advance of performance of services because of large recruiting and employee development costs associated with the beginning of a contract. The excess of amounts billed over revenue recognized represents unearned contract revenue, which is classified as a current liability.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of unrestricted cash accounts, highly liquid investment instruments and certificates of deposit with a maturity of three months or less at the date of purchase.

  Available-for-Sale Securities

     Available-for-sale securities are valued at fair market value and are classified as short-term. For the purposes of determining gross realized gains and losses the cost of securities sold is based upon specific identification. Any unrealized holding gains or losses are recorded as a separate component of stockholders' equity as accumulated other comprehensive income.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. The estimated useful lives of asset classifications are five to ten years for furniture and fixtures and three to seven years for office equipment and computer equipment. Depreciation is computed using the straight-line method, and the cost of leasehold improvements is amortized over the shorter of the estimated service lives or the terms of the related leases. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and related accumulated depreciation are removed from the related accounts and any gains or losses are reflected in operations.

                          PROFESSIONAL DETAILING, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Stock-Based Compensation

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" allows companies a choice of measuring employee stock-based compensation expense based on either the fair value method of accounting or the intrinsic value approach under APB Opinion No. 25. The Company has elected to measure compensation expense based upon the intrinsic value approach under APB Opinion No. 25.

  Advertising

     The Company recognizes advertising costs as incurred. The total amounts charged to advertising expense were $181,848, $317,514 and $239,996 for the years ended December 31, 1996, 1997 and 1998, respectively.

2. INITIAL PUBLIC OFFERING OF COMMON STOCK

     In May 1998, the Company completed its initial public offering (the "IPO") of 3,220,000 shares of common stock (including 420,000 shares in connection with the exercise of the underwriters' over-allotment option) at a price per share of $16.00. Net proceeds to the Company after expenses of the IPO were approximately $46.4 million. The Company made a distribution of $5.8 million to the S corporation stockholders, representing stockholders' equity of the Company as of March 31, 1998, plus the earnings of the Company from April 1, 1998 to May 18, 1998.

     In connection with the IPO, the Company has reincorporated in Delaware. To effect such reincorporation, on May 15, 1998, Professional Detailing, Inc., a New Jersey corporation (the "New Jersey Entity") merged with and into Professional Detailing, Inc., a Delaware corporation (the "Delaware Entity"). As a result of the merger, the former stockholders of the New Jersey Entity owned 7,464,562 shares of the Delaware Entity's common stock which shares constituted all of the issued and outstanding shares of common stock of the Delaware Entity prior to the IPO. In addition, outstanding options to purchase common stock of the New Jersey Entity converted into 67,181 options to purchase shares of common stock of the Delaware Entity at $1.61 per share. The conversion of shares and options related to the merger has been retroactively reflected in the Company's consolidated financial statements.

3. MERGER WITH TVG, INC.

     On May 12, 1999, PDI and TVG signed a definitive agreement pursuant to which PDI acquired 100% of the capital stock of TVG in a merger transaction. In connection with the transaction, PDI issued 1,256,882 shares of common stock in exchange for the outstanding shares of TVG. The acquisition has been accounted for as a pooling of interest and, accordingly, all periods presented in the accompanying consolidated financial statements have been restated to include the accounts and operations of TVG.

                          PROFESSIONAL DETAILING, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3. MERGER WITH TVG, INC.--(CONTINUED)

     The results of operations previously reported by separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                                                                  YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                           1996             1997             1998
                                                       -------------    -------------    -------------
Revenue:
  PDI...............................................   $  33,013,360    $  54,673,986    $ 101,081,137
  TVG...............................................      16,076,397       20,569,036       18,340,216
                                                       -------------    -------------    -------------
  Combined..........................................   $  49,089,757    $  75,243,022    $ 119,421,353
                                                       -------------    -------------    -------------
                                                       -------------    -------------    -------------
Net income (loss):
  PDI...............................................   $    (347,460)   $  (4,151,883)   $   9,491,928
  TVG...............................................         238,649          308,163          346,298
                                                       -------------    -------------    -------------
  Combined..........................................   $    (108,811)   $  (3,843,720)   $   9,838,226
                                                       -------------    -------------    -------------
                                                       -------------    -------------    -------------

4. HISTORICAL AND PRO FORMA BASIC AND DILUTED NET INCOME/LOSS PER SHARE

     Historical and pro forma basic and diluted net income/loss per share is calculated based on the requirements of SFAS No. 128, "Earnings Per Share."

     A reconciliation of the number of shares used in the calculation of basic and diluted earnings per share for the year ended December 31, 1998 is as follows:

                                                              YEAR ENDED
                                                          DECEMBER 31, 1998
                                                          -----------------
Basic weighted average number of common shares
  outstanding..........................................       10,684,264
Dilutive effect of stock options.......................          129,664
                                                             -----------
Diluted weighted average number of common shares
  outstanding..........................................       10,813,928
                                                             -----------
                                                             -----------

     At December 31, 1997, outstanding options to purchase 67,181 shares of common stock with an exercise price of $1.61 per share have not been included in the 1997 computation of historical and pro forma diluted net loss per share because to do so would have been antidilutive.

5. SHORT-TERM INVESTMENTS

     Included in short-term investments are $1,281,966 and $1,422,111 of investments classified as available for sale securities as of December 31, 1997 and 1998, respectively. The unrealized after-tax gain/(loss) of $61,453 in 1997 and $(49,366) in 1998 was included as a separate component of stockholders' equity as accumulated other comprehensive income.

                          PROFESSIONAL DETAILING, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                           DECEMBER 31,
                                                                     ------------------------
                                                                        1997          1998
                                                                     ----------    ----------
Furniture and fixtures............................................   $  556,753    $1,191,264
Office equipment..................................................    1,926,305     2,007,070
Computer equipment................................................    1,310,387     2,536,623
Leasehold improvements............................................      418,221       519,887
                                                                     ----------    ----------
Total property, plant and equipment...............................    4,211,666     6,254,844
Less accumulated depreciation and amortization....................    2,552,584     3,184,447
                                                                     ----------    ----------
Property, plant and equipment, net................................   $1,659,082    $3,070,397
                                                                     ----------    ----------
                                                                     ----------    ----------

7. OPERATING LEASES

     The Company leases facilities and certain equipment under agreements classified as operating leases. Lease expense under these agreements for the twelve months ended December 31, 1996, 1997 and 1998 were $759,957, $780,410 and $1,260,509, respectively. The Company entered into a new facilities lease in May 1998 for a term that expires in the fourth quarter of 2004, with an option to extend for an additional five years, for the premises which house its corporate headquarters. TVG's office lease is for seven years and commenced in August 1993. The Company records lease expense on a straight line basis over the lease term.

     The following is a schedule by year of the future minimum lease payments as of December 31, 1998 required under these agreements:

1999........................................................   $2,422,604
2000........................................................    2,205,282
2001........................................................    1,722,003
2002........................................................    1,495,406
2003........................................................      555,336
Thereafter..................................................            0
                                                               ----------
Total.......................................................   $8,400,631
                                                               ----------

8. SIGNIFICANT CUSTOMERS

     During 1996, 1997 and 1998, the Company had several significant customers for which it provided services under specific contractual arrangements. The following sets forth the revenue generated by customers who accounted for more than 10% of the Company's revenue during each of the periods presented.

                                                                     YEARS ENDED DECEMBER 31,
                                                             -----------------------------------------
                        CUSTOMERS                               1996           1997           1998
----------------------------------------------------------   -----------    -----------    -----------
A.........................................................   $10,846,236    $14,831,507    $31,576,256
B.........................................................        *          14,998,321     32,007,807
C.........................................................     6,104,247     12,138,999     25,272,009
D.........................................................     6,048,267         *              *
E.........................................................     9,104,203         *              *

------------------
* Less than 10% of revenue.

                          PROFESSIONAL DETAILING, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. SIGNIFICANT CUSTOMERS--(CONTINUED)

     At December 31, 1997 and 1998, these customers represented 49.3% and 70.8%, respectively, of outstanding receivables and unbilled services. The loss of any one of the foregoing customers could have a material adverse effect on the Company's financial position, results of operations or cash flows.

9. BORROWINGS

     The Company has a $500,000 line of credit from a bank under which interest is payable monthly on the outstanding balance at a floating rate equal to 1% above the prime rate. As of December 31, 1998, the Company has not drawn on its line. The line of credit is collateralized by a lien on all of the assets of the Company. In addition, if the Company were to draw on such line, it could be subject to certain restrictive financial covenants and other customary provisions found in commercial loan documentation. The commitment fee associated with the line is immaterial.

     The Company also has a $1,000,000 revolving credit facility that expires May 31, 1999. The facility also provides for available stand by letters of credit up to $1,000,000. There were no borrowings under the line at December 31, 1998. Interest is at a rate approximating the prime rate and the facility requires a commitment fee of 1/4% or requires the Company to maintain a compensating balance of $75,000. The agreement also requires the Company to maintain certain financial covenants customarily found in commercial loan documentation.

     The Company also obtained a commitment from a bank for a $10 million line of credit. This line, if drawn upon, would be for a term of one year and would bear interest payable monthly at a floating rate equal to 2.0% above LIBOR. The commitment expires in April of 1999. If the line were drawn upon, it would be collaterialized by a lien on all of the assets of the Company and the Company would be subject to certain restrictive financial covenants and other customary provisions found in commercial loan documentation.

10. RELATED PARTY TRANSACTIONS

     The Company purchased certain print advertising for initial recruitment of representatives through a company that is wholly-owned by family members of the Company's majority stockholder. The net amounts charged to the Company for these purchases amounted to $671,810, $1,564,606 and $1,753,018 for the years ended December 31, 1996, 1997 and 1998. As of December 31, 1997 and 1998, the amounts payable to the affiliate totaled $146,018 and $56,236, respectively. The Company also made advances to this affiliate. As of December 31, 1997 and 1998, the amounts due the Company as a result of these advances were $173,179 and $0, respectively. Additionally, the Company also provided administrative services to this affiliate during the first six months of 1998.

11. INCOME TAXES

     PDI was treated as an S corporation for Federal and state income tax purposes until its initial public offering in May 1998. TVG was treated as a C corporation for Federal and state income tax purposes in 1996, and as an S corporation in 1997, 1998 and through the time of merger with PDI in May 1999. Consequently, during the periods in which TVG and PDI were treated as S corporations, they were not subject to Federal income taxes. In addition, they were not subject to state income tax at the regular corporate rates.

                          PROFESSIONAL DETAILING, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

11. INCOME TAXES--(CONTINUED)

     The provisions for income taxes for the years ended December 31, 1996, 1997 and 1998 are summarized as follows:

                                                                      1996        1997         1998
                                                                    --------    --------    ----------
Current:
  Federal........................................................   $186,926    $     --    $1,630,919
  State..........................................................     63,885          --       396,662
                                                                    --------    --------    ----------
Total current....................................................    250,811          --     2,027,581
Deferred.........................................................    (43,141)    125,973      (336,400)
                                                                    --------    --------    ----------
Provision for income taxes.......................................   $207,670    $125,973    $1,691,181
                                                                    --------    --------    ----------
                                                                    --------    --------    ----------

     Effective January 1, 1997 TVG changed its tax status from a C corporation to an S corporation. Accordingly, the deferred tax asset as of December 31, 1996 of $125,973 was eliminated in 1997 through the deferred tax provision.

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying value of assets and liabilities recorded for financial reporting purposes and the amounts used for income tax purposes.

     As of December 31, 1998 the Company had a current deferred tax asset of $368,400, primarily related to accrued expenses. In addition, the Company has a non-current deferred tax liability of $32,000, primarily related to accelerated depreciation.

     As of December 31, 1996 the Company had a current deferred tax asset of $56,066, primarily related to prepaid expenses. In addition, the Company had a non-current deferred tax asset of $189,238, primarily related to deferred rent and deferred compensation and a non current deferred tax liability related to accelerated depreciation of $119,331.

     A reconciliation of the difference between the Federal statutory tax rates and the Company's effective tax rate is as follows:

                                                                                   1996     1997     1998
                                                                                  ------    -----    -----
Federal statutory rate.........................................................     34.0%    34.0%    34.0%
State income tax rate, net of Federal benefit..................................      7.8       --      4.0
Effect of S corporation status.................................................    163.2    (34.0)   (24.0)
Other..........................................................................      5.1     (3.4)     0.7
                                                                                  ------    -----    -----
Effective tax rate.............................................................    210.1%    (3.4)%   14.7%
                                                                                  ------    -----    -----
                                                                                  ------    -----    -----

12. PREFERRED STOCK

     The Company's board of directors is authorized to issue, from time to time, up to 5,000,000 shares of preferred stock in one or more series. The board is authorized to fix the rights and designation of each series, including dividend rights and rates, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the number of shares of each series. As of each of December 31, 1997 and 1998, there were no issued and outstanding shares of preferred stock.

13. LOANS TO/FROM STOCKHOLDERS/OFFICERS

     The Company loaned $1.4 million to its President and Chief Executive Officer, Charles T. Saldarini in April 1998. The proceeds of this loan were used by Mr. Saldarini to pay income taxes relating to his receipt of shares of common stock. Such loan is for a term of three years, bears interest at a rate equal to 5.4% per annum payable

                          PROFESSIONAL DETAILING, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

13. LOANS TO/FROM STOCKHOLDERS/OFFICERS--(CONTINUED)

quarterly in arrears and is secured by a pledge of the shares of common stock held by Mr. Saldarini. A loan of $10,340 to the Company's then sole shareholder at December 31, 1996 was repaid in 1997.

     In November 1998, the Company agreed to lend $250,000 to an executive officer. As of December 31, 1998, $100,000 of this amount had been funded, and was recorded in other long-term assets. Such loan is payable on December 31, 2008, bears interest at a rate of 5.5% per annum, payable quarterly in arrears and is secured by a pledge of certain options to purchase shares of common stock.

     Included in notes payable as of December 31, 1997 is a $1,284,633 11% unsecured note from certain stockholders that was repaid in 1998.

14. RETIREMENT PLANS

     In 1996, 1997 and 1998, the Company provided its employees with two qualified profit sharing plans with 401(k) features. Under one plan, the Company expensed contributions of $99,917, $172,310 and $310,248 for the years ended December 31, 1996, 1997 and 1998, respectively. Effective January 1, 1997, the Company committed to make mandatory contributions to this 401(k) plan. This commitment requires contributions from the Company each year equal to 100% of the amount contributed by each employee up to 2% of the employee's wages. Any additional contribution to this plan is at the discretion of the Company.

     Under the other 401(k) plan, the Company expensed contributions of $299,820, $410,351 and $346,419 for the years ended December 31, 1996, 1997 and
1998, respectively. Effective January 1, 1998, the Company matched 100% of the first $1,250 contributed by the employees, 75% of the next $1,250, 50% of the next $1,250 and 25% of the next $1,250 contributed. In addition the Company can make discretionary contributions.

     In 1995, TVG established a deferred compensation plan (the "Plan") covering full-time employees who meet certain eligibility criteria as defined in the Plan. Participants become eligible to receive distributions from the Plan equal to 25% of their net balance after receiving three annual contribution pledges. Upon retirement from the Company or death, the participant or their beneficiaries receive the remaining balance in four equal annual installments. All forfeitures and interest are credited to the Company. The Company made contribution pledges of $415,000, $550,000 and $465,218 in 1996, 1997 and 1998,
respectively. Compensation expense recognized in 1996, 1997 and 1998 related to the Plan was $117,423, $195,996, and $260,009 respectively.

15. COMMITMENTS AND CONTINGENCIES

     PDI is engaged in the business of detailing pharmaceutical products. Such activities could expose the Company to risk of liability for personal injury or death to persons using such products, although the Company does not commercially market or sell the products to end users. While the Company has not been subject to any claims or incurred any liabilities due to such claims, there can be no assurance that substantial claims or liabilities will not arise in the future. The Company seeks to reduce its potential liability through measures such as contractual indemnification provisions with clients (the scope of which may vary from client to client, and the performances of which are not secured) and insurance. The Company could, however, also be held liable for errors and omissions of its employees in connection with the services it performs that are outside the scope of any indemnity or insurance policy. The Company could be materially adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of the indemnification agreements; if the indemnity, although applicable, is not performed in accordance with its terms; or if the Company's liability exceeds the amount of applicable insurance or indemnity. The Company currently does not carry product liability insurance and is not insured against the errors and omissions of its employees.

                          PROFESSIONAL DETAILING, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

15. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     From time to time the Company is involved in litigation incidental to its business. The Company is not currently a party to any pending litigation which, if decided adversely to the Company, would have a material adverse effect on the business, financial condition or results of operations of the Company.

16. STOCK GRANT

     In January 1997, the Company issued 1,119,684 shares of its common stock to its President and Chief Executive Officer. As a result, Mr. Saldarini owned 15.0% of the Company's outstanding shares of common stock at that time. The Company has treated these shares as outstanding for all periods.

     This grant of stock was in consideration of services performed on behalf of the Company. The value of the shares, as determined by Hempstead & Co. Incorporated, independent valuation experts, was $4,050,000. Such valuation was prepared utilizing standard valuation techniques used to value businesses including discounted cash flow and comparable transactions. The Company recognized $4,470,000 in compensation and related expenses in the first quarter of 1997. Such expenses include a reserve for taxes related to such grant.

17. STOCK OPTION PLAN

     In March 1998, the Board of Directors of the Company adopted its 1998 Stock Option Plan (the "1998 Plan") which reserves for issuance up to 750,000 shares of its common stock, pursuant to which officers, directors and key employees of the Company and consultants to the Company are eligible to receive incentive and/or non-qualified stock options. The 1998 Plan, which has a term of ten years from the date of its adoption, is administered by a committee designated by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions relating to the purchase of options is determined by the committee, in its sole discretion. Incentive stock options granted under the 1998 Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the common stock on the date of the grant, except that the term of an incentive stock option granted under the 1998 Plan to a shareholder owning more than 10% of the outstanding common stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the common stock on the date of the grant. In January 1997, the Company adopted its 1997 Stock Option Plan (the "1997 Plan"). In March 1998, the 1997 Plan was incorporated into the 1998 Plan.

     During 1997, there were two grants of stock options to officers of the Company, one in January for 39,189 shares at an exercise price of $1.61 and one in March for 27,992 shares at an exercise price of $1.61. In connection with the grant of such options, the Company will amortize $143,852 of compensation expense over the expected vesting period. The options vest as follows: one-third became exercisable on the date of the IPO (the "Initial Exercise Date"), another third shall become exercisable on the first anniversary of the Initial Exercise Date and the final third become exercisable on the second anniversary of the Initial Exercise Date. As of December 31, 1997 and 1998, total options outstanding under the 1997 Plan were 67,181 and 62,181, of which 0 and 17,394, respectively, were exercisable. In October 1998, 5,000 of these options were exercised. As of December 31, 1998 the weighted average exercise price of these outstanding and exercisable options was $1.61. The average remaining contractual life of these outstanding options was 7.0 years. Compensation expense of $42,030 and $45,265 was recognized for the years ended December 31, 1997 and 1998.

     In May 1998, 345,168 options were granted to employees and 22,500 options were granted to outside directors under the 1998 Plan. The exercise price of these options was $16.00, the fair market value of the common stock on the date of grant. One third of the employees' options will vest and become exercisable on each of May 18, 1999, 2000 and 2001. The directors' options vest and become exercisable one third on the date of grant, and one third on each of May 19, 1999 and 2000. All stock options granted during the second quarter of 1998 will expire in May 2008. Total options outstanding as of December 31, 1998 was 367,668 of which 7,500

                          PROFESSIONAL DETAILING, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

17. STOCK OPTION PLAN--(CONTINUED)

were exercisable. At December 31, 1998, the weighted average exercise price of these options outstanding and exercisable was $16.00. The weighted average remaining contractual life of the outstanding options under the 1998 Plan was
9.4 years.

     Had compensation cost for the Company's stock option grants been determined for awards consistent with the fair value approach of SFAS No. 123, "Accounting for Stock Based Compensation," which requires recognition of compensation cost ratably over the vesting period of the underlying instruments, the Company's pro forma net (loss) income and pro forma basic and diluted (loss) income per share would have been adjusted to the amounts indicated below:

                                                                       AS OF DECEMBER 31,
                                                                   --------------------------
                                                                      1997           1998
                                                                   -----------    -----------
Pro forma net (loss) income -- as reported......................   $(3,717,747)   $ 6,917,644
Pro forma net (loss) income -- as adjusted......................    (3,768,029)     6,432,326
Pro forma basic (loss) income per share -- as reported..........         (0.43)          0.65
Pro forma basic (loss) income per share -- as adjusted..........         (0.43)          0.60
Pro forma diluted (loss) income per share -- as reported........         (0.43)          0.64
Pro forma diluted (loss) income per share -- as adjusted........         (0.43)          0.59

     Compensation cost for the determination of Pro forma net (loss) income -- as adjusted and related per share amounts were estimated using a the Black Scholes option pricing model, and the following assumptions; (i) risk free interest rate of 6.27% at December 31, 1997 and 5.62% at December 31, 1998;
(ii) expected life of 5 years for December 31, 1997 and 1998; (iii) expected dividends -- $0 for the years ended December 31, 1997 and 1998; and
(iv) volatility -- 0% for 1997 and 60% for 1998. The weighted average fair value of options granted during 1997 and 1998 was $2.56 and $9.63, respectively.

18. PRO FORMA INFORMATION (UNAUDITED)

  Pro Forma Provision for (Benefit From) Income Tax

     The accompanying financial statements reflect a provision for income taxes on a pro forma basis as if the Company were subject to Federal and state income taxes throughout the years presented. The pro forma income tax rate of 40% is based upon the statutory rates in effect for C corporations for the periods presented, with no tax benefits assumed for the net operating losses in 1997.

19. NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board released in June 1998, SFAS
No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. This statement addresses the accounting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities. As the Company has not entered into transactions involving derivative instruments, the Company does not believe that the adoption of this new statement will have a material effect on the Company's financial statements.

     In the second quarter of 1998, the Accounting Standard Executive Committee of the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." This statement provides guidance on financial reporting of start-up costs and organizational costs. This Statement of Position is effective for financial statements for fiscal years beginning after December 15, 1998 and requires start-up costs to be expensed as incurred. The Company does not believe that the adoption of this Statement of Position will have a material impact on the Company's financial statements.

                          PROFESSIONAL DETAILING, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

20. SEGMENT INFORMATION

     The Company is organized primarily on the basis of its three principal service offerings, including customized contract sales services, marketing research and consulting services and professional education and communication services. Marketing research and consulting services and professional education and communication services have been combined to form the "All other" category. The accounting policies of the segments are the same as those described in the "Nature of Business and Significant Accounting Policies" footnote. Segment data includes a charge allocating all corporate headquarters costs to each of the operating segments. The Company evaluates the performance of its segments and allocates resources to them based on earnings before interest and taxes (EBIT). The Company does not utilize information about assets for its operating segments and, accordingly, no asset information is presented in the table below.

                                                                                     FOR THE YEARS
                                                                                   ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                           1996          1997           1998
                                                                        -----------   -----------   ------------
Revenues
  Contract sales services............................................   $33,013,360   $54,673,986   $101,081,137
  All other..........................................................    16,076,397    20,569,036     18,340,216
                                                                        -----------   -----------   ------------
     Total...........................................................   $49,089,757   $75,243,022   $119,421,353
                                                                        -----------   -----------   ------------
                                                                        -----------   -----------   ------------
EBIT
  Contract sales services............................................   $   445,077   $(1,843,434)  $  9,372,711
  All other..........................................................      (621,381)   (2,250,412)      (117,080)
                                                                        -----------   -----------   ------------
     Total...........................................................   $  (176,304)  $(4,093,846)  $  9,255,631
                                                                        -----------   -----------   ------------
                                                                        -----------   -----------   ------------
Reconciliation of EBIT to income before provision
  for income taxes
  Total EBIT for operating groups....................................   $  (176,304)  $(4,093,846)  $  9,255,631
  Interest income....................................................       275,163       376,099      2,273,776
                                                                        -----------   -----------   ------------
Income before provision for income taxes.............................   $    98,859   $(3,717,747)  $ 11,529,407
                                                                        -----------   -----------   ------------
                                                                        -----------   -----------   ------------
Capital expenditures
  Contract sales services............................................   $   271,503   $   290,167   $  2,044,587
  All other..........................................................       284,942       415,024        151,368
                                                                        -----------   -----------   ------------
     Total...........................................................   $   556,445   $   705,191   $  2,195,955
                                                                        -----------   -----------   ------------
                                                                        -----------   -----------   ------------
Depreciation expense
  Contract sales services............................................   $   104,531   $   137,852   $    338,164
All other............................................................       282,764       323,577        358,959
                                                                        -----------   -----------   ------------
     Total...........................................................   $   387,295   $   461,429   $    697,123
                                                                        -----------   -----------   ------------
                                                                        -----------   -----------   ------------

21. ACQUISITION OF PROTOCALL, LLC (UNAUDITED)

     In August 1999, the Company, through its wholly-owned subsidiary, ProtoCall, Inc. ("ProtoCall"), acquired substantially all of the operating assets of ProtoCall, LLC, a leading provider of syndicated contract sales services to the United States pharmaceutical industry. The purchase price was $4.5 million (of which $4.1 million was paid at closing) plus up to an additional $3.0 million in contingent payments payable during 2000 if ProtoCall achieves defined performance benchmarks. This acquisition was accounted for as a purchase. In connection with this transaction, the Company recorded
$3.9 million in goodwill which will be amortized over a period of 10 years.

                          PROFESSIONAL DETAILING, INC.
                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                                       SEPTEMBER       DECEMBER
                                                                                          30,             31,
                                                                                          1999           1998
                                                                                      ------------    -----------
                                      ASSETS
Current assets:
  Cash and cash equivalents........................................................   $ 58,265,515    $56,989,233
  Short-term investments...........................................................      1,499,919      2,422,111
  Contract payments receivable.....................................................     12,939,669      8,426,029
  Unbilled costs and accrued profits on contracts in progress......................      3,115,247      3,578,341
  Deferred training................................................................      1,985,038      1,222,103
  Other current assets.............................................................        886,059        771,135
  Deferred tax asset...............................................................        336,400        368,400
                                                                                      ------------    -----------
Total current assets...............................................................     79,027,847     73,777,352
Net property, plant & equipment....................................................      3,349,727      3,070,397
Other long-term assets.............................................................      4,744,155        542,606
                                                                                      ------------    -----------
Total assets.......................................................................   $ 87,121,729    $77,390,355
                                                                                      ------------    -----------
                                                                                      ------------    -----------

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................................   $  4,521,472    $ 1,311,648
  Payable to affiliate.............................................................             --         56,236
  Accrued incentives...............................................................      8,604,172      7,590,954
  Accrued salaries and wages.......................................................      3,647,029      2,614,878
  Unearned contract revenue........................................................      6,890,205      9,627,035
  Other accrued expenses...........................................................      5,213,706      5,528,701
                                                                                      ------------    -----------
Total current liabilities..........................................................   $ 28,876,584    $26,729,452
                                                                                      ------------    -----------
Long-term liabilities:
  Deferred tax liability...........................................................        150,459         32,000
  Other long-term liabilities......................................................        376,168        263,455
                                                                                      ------------    -----------
Total long-term liabilities........................................................        526,627        295,455
                                                                                      ------------    -----------
Total liabilities..................................................................   $ 29,403,211    $27,024,907
                                                                                      ------------    -----------
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value; 30,000,000 shares authorized; shares issued and outstanding September 30, 1999 -- 11,970,831 and December 31,
     1998 -- 12,334,963............................................................        119,708        123,350
  Preferred stock, $.01 par value, 5,000,000 shares authorized,
     no shares issued and outstanding..............................................             --             --
Additional paid-in capital.........................................................     47,219,256     47,637,593
Retained earnings..................................................................     11,774,332      4,896,066
Accumulated other comprehensive income.............................................         55,825          5,161
Treasury stock, at cost; 0 shares at September 30, 1999 and 388,519 shares at
  December 31, 1998................................................................             --       (812,171)
Deferred compensation..............................................................        (22,609)       (56,557)
Loan to officer....................................................................     (1,427,994)    (1,427,994)
                                                                                      ------------    -----------
Total stockholders' equity.........................................................     57,718,518     50,365,448
                                                                                      ------------    -----------
Total liabilities & stockholders' equity...........................................   $ 87,121,729    $77,390,355
                                                                                      ------------    -----------
                                                                                      ------------    -----------

   The accompanying notes are an integral part of these financial statements

                          PROFESSIONAL DETAILING, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                              THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                SEPTEMBER 30,                SEPTEMBER 30,
                                                           -------------------------   --------------------------
                                                              1999          1998           1999          1998
                                                           -----------   -----------   ------------   -----------
Revenue, net.............................................  $43,124,685   $28,840,395   $124,442,572   $83,504,521
Program expenses, (including related party amounts of
  $563,176 and $480,501 for the quarters ended
  September 30, 1999 and 1998, respectively, and
  $1,309,965 and 1,496,449 for the nine months ended
  September 30, 1999 and 1998, respectively).............   32,953,869    21,157,681     93,047,750    59,542,281
                                                           -----------   -----------   ------------   -----------
Gross profit.............................................   10,170,816     7,682,714     31,394,822    23,962,240
Compensation expense.....................................    4,581,393     4,197,838     13,633,708    11,889,214
Other general, selling, and administrative expenses......    2,095,357     1,829,535      5,914,024     4,381,338
Acquisition and related expenses.........................      406,255            --      1,741,102            --
                                                           -----------   -----------   ------------   -----------
Total general, selling and administrative expenses.......    7,083,005     6,027,373     21,288,834    16,270,552
                                                           -----------   -----------   ------------   -----------
Operating income.........................................    3,087,811     1,655,341     10,105,988     7,691,688
Other income, net........................................      901,243       807,019      2,504,769     1,410,016
                                                           -----------   -----------   ------------   -----------
Income before provision for income taxes.................    3,989,054     2,462,360     12,610,757     9,101,704
Provision for income taxes...............................    1,793,654       933,811      5,062,490       969,012
                                                           -----------   -----------   ------------   -----------
Net income...............................................  $ 2,195,400   $ 1,528,549   $  7,548,267   $ 8,132,692
                                                           -----------   -----------   ------------   -----------
                                                           -----------   -----------   ------------   -----------
Basic net income per share...............................  $      0.18   $      0.13   $       0.63   $      0.79
                                                           -----------   -----------   ------------   -----------
                                                           -----------   -----------   ------------   -----------
Diluted net income per share.............................  $      0.18   $      0.13   $       0.62   $      0.78
                                                           -----------   -----------   ------------   -----------
                                                           -----------   -----------   ------------   -----------
Basic weighted average number of shares outstanding......   11,965,222    11,941,444     11,953,558    10,264,008
                                                           -----------   -----------   ------------   -----------
                                                           -----------   -----------   ------------   -----------
Diluted weighted average number of shares outstanding....   12,179,361    12,114,467     12,171,307    10,379,010
                                                           -----------   -----------   ------------   -----------
                                                           -----------   -----------   ------------   -----------
PRO FORMA DATA (see note 4)
Income before provision for taxes, as reported...........                $ 2,462,360   $ 12,610,757   $ 9,101,704
Pro forma provision for income tax.......................                    984,944      5,740,744     3,640,682
                                                                         -----------   ------------   -----------
Pro forma net income.....................................                $ 1,477,416   $  6,870,013   $ 5,461,022
                                                                         -----------   ------------   -----------
                                                                         -----------   ------------   -----------
Pro forma basic net income per share.....................                $      0.12   $       0.57   $      0.53
                                                                         -----------   ------------   -----------
                                                                         -----------   ------------   -----------
Pro forma diluted net income per share...................                $      0.12   $       0.56   $      0.53
                                                                         -----------   ------------   -----------
                                                                         -----------   ------------   -----------
Pro forma basic weighted average number of shares
  outstanding............................................                 11,941,444     11,953,558    10,264,008
                                                                         -----------   ------------   -----------
                                                                         -----------   ------------   -----------
Pro forma diluted weighted average number of shares
  outstanding............................................                 12,114,467     12,171,307    10,379,010
                                                                         -----------   ------------   -----------
                                                                         -----------   ------------   -----------


   The accompanying notes are an integral part of these financial statements

                          PROFESSIONAL DETAILING, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                          NINE MONTHS ENDED
                                                                                            SEPTEMBER 30,
                                                                                      --------------------------
                                                                                         1999           1998
                                                                                      -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income from operations.........................................................   $ 7,548,267    $ 8,132,692
  Adjustments to reconcile net income to net cash provided by operating activities, net of aquisitions:
     Depreciation..................................................................       703,468        488,648
     Deferred compensation.........................................................        33,948         33,949
     Deferred taxes, net...........................................................       150,459             --
  Amortization of goodwill.........................................................        32,442             --
  Other changes in assets and liabilities:
     (Increase) in contract payments receivable....................................    (3,069,618)    (2,497,783)
     Decrease in unbilled costs....................................................       463,094      3,040,081
     (Increase) in deferred training...............................................      (762,935)    (1,104,882)
     (Increase) in other current assets............................................      (105,885)      (623,617)
     (Increase) in other long-term assets..........................................      (340,895)            --
     Increase in trade accounts payable............................................     2,466,405        719,522
     Increase (decrease) in accounts payable to affiliate..........................       (56,236)       216,166
     Increase in accrued liabilities...............................................     1,978,735      4,323,378
     (Decrease) in unearned contract revenue.......................................    (3,379,838)    (1,071,981)
     Increase (decrease) in other current liabilities..............................      (314,995)     1,118,018
     Increase (decrease) in other long-term liabilities............................       112,713        (75,212)
                                                                                      -----------    -----------
Net cash provided by operating activities..........................................     5,459,129     12,698,979
                                                                                      -----------    -----------

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
  Sale of short-term investments...................................................       972,856             --
  Purchase of short-term investments...............................................            --     (1,027,580)
  Purchase of property and equipment...............................................      (775,895)    (1,973,642)
  Cash paid for acquisition........................................................    (4,100,000)            --
                                                                                      -----------    -----------
Net cash (used in) investing activities............................................    (3,903,039)    (3,001,222)
                                                                                      -----------    -----------

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
  Payments on note payable.........................................................            --        (68,365)
  Distribution to S corporation stockholders.......................................      (670,000)    (6,186,325)
  Net proceeds from the issuance of common stock...................................            --     46,524,324
  Repayment of loans from stockholders.............................................            --     (1,284,633)
  Net proceeds from the exercise of common stock options...........................       390,192             --
  Loans to stockholders, net.......................................................            --     (1,346,662)
                                                                                      -----------    -----------
Net cash provided by (used in) financing activities................................      (279,808)    37,638,339
                                                                                      -----------    -----------

Net increase in cash and cash equivalents..........................................     1,276,282     47,336,096
Cash and cash equivalents -- beginning.............................................    56,989,233      7,762,298
                                                                                      -----------    -----------
Cash and cash equivalents -- ending................................................   $58,265,515    $55,098,394
                                                                                      -----------    -----------
                                                                                      -----------    -----------

   The accompanying notes are an integral part of these financial statements

                          PROFESSIONAL DETAILING, INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying unaudited interim consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements of Professional Detailing, Inc. and its subsidiaries (the "Company" or "PDI") and related notes. The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial reporting and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) which, in the judgement of management, are necessary for a fair presentation of such financial statements. Operating results for the three and nine month periods ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. Certain prior period amounts have been reclassified to conform with the current presentation.

2. INITIAL PUBLIC OFFERING OF COMMON STOCK

     In May 1998, the Company completed its initial public offering (the "IPO") of 3,220,000 shares of common stock (including 420,000 shares in connection with the exercise of the underwriters' over-allotment option) at a price per share of $16.00. Net proceeds to the Company after expenses of the IPO were approximately $46.5 million. In 1998, the Company distributed $5.8 million to its two pre-IPO stockholders, representing stockholders' equity of the Company as of March 31, 1998 plus the earnings of the Company from April 1, 1998 to May 18, 1998.

3. ACQUISITIONS

     On May 12, 1999, the Company acquired 100% of the capital stock of TVG, Inc. ("TVG") in a merger transaction. In connection with the transaction, the Company issued 1,256,882 shares of its common stock in exchange for the outstanding shares of TVG. The acquisition has been accounted for as a pooling of interests and, accordingly, all prior periods presented in the accompanying consolidated financial statements have been restated to include the accounts and operations of TVG. Prior to the merger TVG declared $670,000 in distributions to its S corporation stockholders, all of which has been paid as of September 30, 1999. This was recorded as a reduction of stockholder's equity. TVG is a provider marketing research and consulting services as well as professional education and communication services to the pharmaceutical industry.


     Net revenue and net income of the separate companies for the periods preceding the acquisition were:



                                                                    NET REVENUE    NET INCOME
                                                                    -----------    ----------
Three months ended March 31, 1999:
PDI..............................................................   $34,580,979    $2,696,097
TVG..............................................................     5,730,771       625,482
                                                                    -----------    ----------
Combined.........................................................   $40,311,750    $3,321,579
                                                                    -----------    ----------
Three months ended March 31, 1998:
PDI..............................................................   $23,450,219    $4,980,442
TVG..............................................................     4,082,351      (436,511)
                                                                    -----------    ----------
Combined.........................................................   $27,532,570    $4,543,931
                                                                    -----------    ----------


     In August 1999, the Company, through its wholly-owned subsidiary, ProtoCall, Inc. ("ProtoCall"), acquired substantially all of the operating assets of ProtoCall, LLC, a leading provider of syndicated contract sales services to the United States pharmaceutical industry. The purchase price was $4.5 million (of which $4.1 million was paid at closing) plus up to an additional $3.0 million in contingent payments payable during 2000 if ProtoCall achieves defined performance benchmarks. This acquisition was accounted for as a purchase. In connection with this transaction, the Company recorded
$3.9 million in goodwill which will be amortized over a period of 10 years.

                          PROFESSIONAL DETAILING, INC.
        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

3. ACQUISITIONS--(CONTINUED)

     The Company recorded $1,741,102 in nonrecurring acquisition and related expenses during the nine months ended September 30, 1999. These costs consist primarily of investment banking, legal and accounting fees.

4. PRO FORMA INFORMATION

     Prior to its IPO in May 1998, PDI was an S corporation and not subject to Federal income tax. Prior to its acquisition by PDI in May 1999, TVG was an S corporation and not subject to Federal income tax. During such periods the net income of the Company had been reported by and taxed directly to the pre-IPO stockholders (in the case of PDI) and to the pre-acquisition stockholders (in the case of TVG), rather than the Company. Accordingly, for informational purposes, the accompanying statements of operations for the nine months ended September 30, 1999 and the three and nine months ended September 30, 1998 include a pro forma adjustment for the income taxes which would have been recorded if the Company had been a C corporation for the periods presented based on the tax laws in effect during the respective periods. The pro forma adjustment for income taxes is based upon the statutory rates in effect for C corporations during the nine months ended September 30, 1999 and the three and nine months ended September 30, 1998 and does not include the one-time tax provisions and benefits related to recognition of deferred tax assets and liabilities recorded upon termination of PDI's S corporation status in May 1998 and termination of TVG's S corporation status in May 1999. The pro forma adjustment for income taxes for the nine months ended September 30, 1999 also reflects the non-deductibility of certain acquisition related costs.

5. NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998. This statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. This statement addresses the accounting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities. As the Company does not enter into transactions involving derivative instruments, the Company does not believe that the adoption of this new statement will have a material effect on the Company's financial statements.

6. BASIC AND DILUTED NET INCOME PER SHARE

     Basic and diluted net income per share was calculated based on the requirements of Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

     A reconciliation of the number of shares used in the calculation of basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 1999 and 1998 is as follows:

                                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                 SEPTEMBER 30,               SEPTEMBER 30,
                                                            ------------------------    ------------------------
                                                               1999          1998          1999          1998
                                                            ----------    ----------    ----------    ----------
Average number of shares outstanding -- basic............   11,965,222    11,941,444    11,953,558    10,264,008
Dilutive effect of stock options.........................      214,139       173,023       217,749       115,002
                                                            ----------    ----------    ----------    ----------
Average number of shares outstanding -- diluted..........   12,179,361    12,114,467    12,171,307    10,379,010
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------

7. INVESTMENTS

     The Company has investments of $1.5 million which are classified as available-for-sale securities which are recorded at fair market value. The unrealized after tax gain at September 30, 1999 of $55,825 was included as a separate component of stockholders' equity as "Accumulated other comprehensive income."

                          PROFESSIONAL DETAILING, INC.
        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

8. COMPREHENSIVE INCOME

                                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                 SEPTEMBER 30,               SEPTEMBER 30,
                                                            ------------------------    ------------------------
                                                               1999          1998          1999          1998
                                                            ----------    ----------    ----------    ----------
Net income...............................................   $2,195,400    $1,528,549    $7,548,267    $8,132,692
Other comprehensive income, before tax:
  Unrealized holding gain (loss) on available-for-sale
     securities arising during period....................      (72,499)     (340,546)       84,440      (175,005)
                                                            ----------    ----------    ----------    ----------
Other comprehensive income, before tax...................    2,122,901     1,188,003     7,632,707     7,957,687
Income tax (expense) benefit related to items of other
  comprehensive income...................................       29,000       136,218       (33,776)       70,002
                                                            ----------    ----------    ----------    ----------
Other comprehensive income, net of tax...................   $2,151,901    $1,324,221    $7,598,931    $8,027,689
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------

9. SEGMENT INFORMATION

     As a result of its acquisition of TVG, the Company is now subject to certain provisions of Statement of Financial Accounting Standards No. 131, "Financial Reporting for Segments of a Business Enterprise."

     The Company is organized primarily on the basis of its three principal service offerings, which include customized contract sales services, marketing research and marketing consulting services and professional education and communication services. Marketing research and consulting services and professional education and communication services have been combined to form the "All other" category.

     The accounting policies of the segments are the same as those described in the "Nature of Business and Significant Accounting Policies" footnote to the Company's audited financial statements. Segment data includes a charge allocating all corporate headquarters costs to each of the operating segments. The Company evaluates the performance of its segments and allocates resources to them based on earnings before interest and taxes ("EBIT"). The Company does not utilize information about assets for its operating segments and, accordingly, no asset information is presented in the table below.


                                                          THREE MONTHS ENDED             NINE MONTHS ENDED
                                                            SEPTEMBER 30,                 SEPTEMBER 30,
                                                      --------------------------    ---------------------------
                                                         1999           1998            1999           1998
                                                      -----------    -----------    ------------    -----------
Revenue, net
  Contract sales services..........................   $37,220,198    $24,608,978    $106,188,847    $70,187,994
  All other........................................     5,904,487      4,231,417      18,253,725     13,316,527
                                                      -----------    -----------    ------------    -----------
     Total.........................................   $43,124,685    $28,840,395    $124,442,572    $83,504,521
                                                      -----------    -----------    ------------    -----------
                                                      -----------    -----------    ------------    -----------
EBIT
  Contract sales services..........................   $ 2,714,557    $ 1,604,729    $  9,540,448    $ 7,763,810
  All other........................................       779,509         50,612       2,306,642        (72,122)
                                                      -----------    -----------    ------------    -----------
     Total.........................................   $ 3,494,066    $ 1,655,341    $ 11,847,090    $ 7,691,688
                                                      -----------    -----------    ------------    -----------
                                                      -----------    -----------    ------------    -----------

                          PROFESSIONAL DETAILING, INC.
        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

9. SEGMENT INFORMATION--(CONTINUED)

                                                          THREE MONTHS ENDED             NINE MONTHS ENDED
                                                            SEPTEMBER 30,                 SEPTEMBER 30,
                                                      --------------------------    ---------------------------
                                                         1999           1998            1999           1998
                                                      -----------    -----------    ------------    -----------
Reconciliation of EBIT to income before
       provision for income taxes
  Total EBIT for operating groups..................   $ 3,494,066    $ 1,655,341    $ 11,847,090    $ 7,691,688
  Acquisition costs................................       406,255             --       1,741,102             --
  Interest income..................................       901,243        807,019       2,504,769      1,410,016
                                                      -----------    -----------    ------------    -----------
     Income before provision for income taxes......   $ 3,989,054    $ 2,462,360    $ 12,610,757    $ 9,101,704
                                                      -----------    -----------    ------------    -----------
                                                      -----------    -----------    ------------    -----------
Capital expenditures
  Contract sales services..........................   $   178,891    $   171,648    $    686,511    $ 1,746,361
  All other........................................        36,161         25,679          89,384        227,281
                                                      -----------    -----------    ------------    -----------
     Total.........................................   $   215,052    $   197,327    $    775,895    $ 1,973,642
                                                      -----------    -----------    ------------    -----------
                                                      -----------    -----------    ------------    -----------
Depreciation expense
  Contract sales services..........................   $   149,188    $    94,837    $    409,317    $   210,534
  All other........................................       100,393         53,317         294,151        278,114
                                                      -----------    -----------    ------------    -----------
     Total.........................................   $   249,581    $   148,154    $    703,468    $   488,648
                                                      -----------    -----------    ------------    -----------
                                                      -----------    -----------    ------------    -----------

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                          PROFESSIONAL DETAILING, INC.